Form 10-K, Exhibit 13
period 1996-06-30
ADEPT TECHNOLOGY INC
filed 1996-09-30
CIK 865415

Exhibit 13.1

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                         Year Ended June 30,
                                                   ---------------------------------------------------------
                                                      1992        1993        1994        1995        1996
                                                   --------    --------    --------    --------    --------
                                                                (in thousands, except per share data)
Statements of Operations Data:
Net revenues.....................................  $ 33,658    $ 43,065    $ 50,618    $ 59,069    $ 81,572
Cost of revenues.................................    18,312      22,142      28,089      34,788      46,812
                                                   --------    --------    --------    --------    --------
   Gross margin..................................    15,346      20,923      22,529      24,281      34,760
Operating expenses:
   Research, development and engineering.........     4,246       5,628       7,075       6,598       8,098
   Selling, general and administrative...........    12,754      13,451      13,486      14,722      20,201
   Acquired in-process research and
     development (1).............................        --          --          --       2,972          --
                                                   --------    --------    --------    --------    --------
     Total operating expenses....................    17,000      19,079      20,561      24,292      28,299
   Operating income (loss).......................    (1,654)      1,844       1,968         (11)      6,461
   Interest income, net..........................       212         191         163         440         496
                                                   --------    --------    --------    --------    --------
   Income (loss) before provision for
     income taxes................................    (1,442)      2,035       2,131         429       6,957
   Provision for (benefit from) income taxes.....        37         145        (150)       (496)      1,180
                                                   --------    --------    --------    --------    --------
   Net income (loss).............................  $ (1,479)   $  1,890    $  2,281    $    925    $  5,777
                                                   ========    ========    ========    ========    ========
   Net income (loss) per share (2)...............  $  (.26)    $    .32    $    .37    $    .14    $    .75
                                                   ========    ========    ========    ========    ========
   Shares used in per share calculation (2)......     5,703       5,912       6,218       6,405       7,733
                                                   ========    ========    ========    ========    ========


                                                                            June 30,
                                                   ---------------------------------------------------------
                                                      1992        1993        1994        1995        1996
                                                   --------    --------    --------    --------    --------
                                                                        (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short term investments  $  5,361    $  8,350    $  6,677    $  8,812    $ 10,975
Working capital..................................    15,374      16,664      18,772      19,757      35,030
Total assets.....................................    21,776      25,892      29,304      38,371      56,352
Long term liabilities............................       169         127         203         117          26
Total shareholders' equity.......................    17,337      19,307      21,598      25,678      42,823

- ---------------

(1) In June 1995 the Company acquired SILMA Incorporated and incurred a charge of $3.0 million for acquired in-process research and development in connection with such purchase. See Note 2 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consoldiated Financial Statements for a discussion of the computation of net income (loss) per share.

Quarterly Results of Operations (Unaudited)                         Exhibit 13.1

     The Company  operates  and  reports  financial  results  ending on the last
Saturday of a thirteen week period for each of its first three fiscal quarters and at June 30 for its fiscal year end. For convenience, the Company has indicated in this annual report its fiscal quarters end on September 30, December 31, and March 31.

                                                                                   Three Months Ended
                                                  ------------------------------------------------------------------------------
                                                  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,
                                                    1994      1994      1995      1995      1995      1995      1996      1996
                                                  -------   -------   -------   -------   -------   -------   -------   -------
                                                                                  (in thousands)
  Net revenues .................................. $13,483   $13,846   $15,016   $16,724   $19,671   $20,743   $20,800   $20,358
  Cost of revenues ..............................   7,872     7,884     8,937    10,095    11,358    11,923    11,852    11,679
                                                  -------   -------   -------   -------   -------   -------   -------   -------
    Gross margin ................................   5,611     5,962     6,079     6,629     8,313     8,820     8,948     8,679
  Operating expenses:
    Research, development and engineering .......   1,602     1,605     1,587     1,804     1,946     2,073     2,112     1,967
    Selling, general and administrative .........   3,401     3,599     3,674     4,048     4,801     4,985     5,126     5,289
    Acquired in-process research and
     development(1) .............................     --        --        --      2,972       --        --        --        --
                                                  -------   -------   -------   -------   -------   -------   -------   -------
      Total operating expenses ..................   5,003     5,204     5,261     8,824     6,747     7,058     7,238     7,256
  Operating income (loss) .......................     608       758       818    (2,195)    1,566     1,762     1,710     1,423
  Interest income, net ..........................      68        86       130       156       101        33       210       152
                                                  -------   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before provision income taxes ...     676       844       948    (2,039)    1,667     1,795     1,920     1,575
  Provision for (benefit from) income taxes .....     (99)     (123)     (138)     (136)      288       312       325       255
                                                  -------   -------   -------   -------   -------   -------   -------   -------
  Net income (loss) ............................. $   775   $   967   $ 1,086   $(1,903)  $ 1,379   $ 1,483   $ 1,595   $ 1,320
                                                  =======   =======   =======   =======   =======   =======   =======   =======

As a Percentage of Net Revenues:
  Net revenues ..................................   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
  Cost of revenues ..............................    58.4      56.9      59.5      60.3      57.7      57.5      57.0      57.4
                                                  -------   -------   -------   -------   -------   -------   -------   -------
    Gross margin ................................    41.6      43.1      40.5      39.7      42.3      42.5      43.0      42.6
  Operating expenses:
    Research, development and engineering .......    11.9      11.6      10.6      10.8       9.9      10.0      10.2       9.6
    Selling, general and administrative .........    25.2      26.0      24.5      24.2      24.4      24.0      24.6      26.0
    Acquired in-process research and development.     --        --        --       17.8       --        --        --        --
                                                  -------   -------   -------   -------   -------   -------   -------   -------
      Total operating expenses ..................    37.1      37.6      35.1      52.8      34.3      34.0      34.8      35.6
  Operating income (loss) .......................     4.5       5.5       5.4     (13.1)      8.0       8.5       8.2       7.0
  Interest income, net ..........................     0.5       0.6       0.9       0.9       0.5       0.2       1.0       0.7
                                                  -------   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before provision for income taxes     5.0       6.1       6.3     (12.2)      8.5       8.7       9.2       7.7
  Provision for (benefit from) income taxes .....    (0.7)     (0.9)     (0.9)     (0.8)      1.5       1.5       1.5       1.2
                                                  -------   -------   -------   -------   -------   -------   -------   -------
  Net income (loss) .............................     5.7%      7.0%      7.2%    (11.4)%     7.0%      7.2%      7.7%      6.5%
                                                  =======   =======   =======   =======   =======   =======   =======   =======

- ---------------
(1) In June 1995 the Company acquired SILMA Incorporated and incurred a charge of $3.0 million for acquired in-process research and development in connection with such purchase. See Note 2 of Notes to Consolidated Financial Statements.


Market for Registrant's Common Stock and Related Stockholder Matters

     The Company's Common Stock has been traded on the NASDAQ National Market under the symbol ADTK since the Company's initial public offering on December 15, 1995. The following table sets forth the range of high and low closing sale prices as reported on the Nasdaq National Market System.

                                          Dec. 31,       Mar. 31,      Jun. 30,
                                            1995           1996          1996
                                          --------      --------      --------
         High...........................  $  10.75      $  15.75      $  14.00

         Low............................  $   9.75      $  13.75      $  12.50


     At June 30, 1996, there were approximately 487 shareholders of record. To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Certain statements in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the potential fluctuations in the Company's quarterly and annual results of operations; the cyclicality of capital spending of the Company's customers; the Company's dependence on the continued growth of the intelligent automation market; the risks associated with sole or single sources of supply and lengthy procurement lead times; the Company's highly competitive industry; rapid technological change within the Company's industry; the lengthy sales cycles for the Company's products; the risks associated with reliance on system integrators; the risks associated with international sales and purchases; the risks associated with potential acquisitions and the need to manage growth; the risks associated with new product development and the need to manage product transitions, including any difficulties or delays in the development, production, testing and marketing of the Company's new PC products under development, and generally in the migration of Silma from the UNIX platform to the PC platform or difficulties or delays in the development, production, testing and marketing of the Company's other new products under development; the Company's dependence on retention and attraction of key employees; the risks associated with product defects; the Company's dependence on third-party relationships; the uncertainty of patent and proprietary technology protection and third party intellectual property claims; changes in, or failure or inability to comply with, government regulations; general economic and business conditions; the failure of any new products to be accepted in the marketplace; the inability of the Company to effectively integrate Silma's personnel into the Company; decreased investment in robotics generally, and in the Company's intelligent automation products particularly, as a result of general or specific economic conditions or conditions affecting any of the Company's primary markets; decreased acceptance of the Company's current products in the marketplace; and the other factors referenced in this
Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.


OVERVIEW

The Company designs, manufactures and markets intelligent automation software and hardware products for assembly, material handling and packaging applications. The Company's products currently include machine controllers for robot mechanisms and other flexible automation equipment, machine vision systems, simulation software and a family of mechanisms including robots and linear modules. In addition, the Company recently introduced a vision-based flexible part feeder. The Company's net revenues have increased over time as its robot product lines have grown, its advanced software and sensing technologies have enabled robots to perform a wider range of functions and the Company has expanded its channel of system integrators. In fiscal 1994 the Company began selling significant volumes of its software and controller products to OEMs. In addition, net revenues from international sales have increased as the Company has expanded its international sales and marketing operations.

The Company sells its products through system integrators, its direct sales force and OEMs. System integrators and OEMs add application-specific hardware and software to the Company's products, thereby enabling the Company to provide solutions to a diversified industry base, including the electronics, telecommunications, appliances, pharmaceutical, food processing and automotive components industries. Net revenues have increased in each of the Company's last three fiscal years; however, there can be no assurance that the Company's net revenues will continue to grow or that the Company will be profitable in future periods. Accordingly, the Company's historical results of operations should not be relied upon as an indication of future performance.

In June 1995 the Company  purchased  the assets and assumed the  liabilities  of
SILMA  Incorporated   ("Silma"),   a  developer  of  simulation  software.   The
acquisition was accounted for under the purchase method of accounting.

                                                                    Exhibit 13.1

Results of Operations

Comparison of Fiscal 1994 to 1995

Net revenues. The Company's net revenues increased by 16.7% from $50.6 million in fiscal 1994 to $59.1 million in fiscal 1995. The growth in net revenues was primarily attributable to increased shipments of robot products, in particular the Company's then new Adept 550 Robot, increased shipments of the Company's motion controller product, and to a lesser extent, to increased service revenues. International sales, including sales to Canada, were $23.1 million or 45.6% of net revenues in fiscal 1994 as compared with $24.0 million or 40.6% of net revenues in fiscal 1995. The absolute dollar increase in international sales in fiscal 1995 reflects the Company's continued investment in international sales, marketing and distribution activities.

Gross margin. Gross margin percentage was 44.5% in fiscal 1994 and 41.1% in fiscal 1995. The decrease in gross margin was primarily attributable to a higher proportion of sales of lower margin mechanical subsystems sourced from third parties in the second half of the fiscal year, increased warranty costs associated with new products, and higher costs for yen denominated purchases of mechanisms and components due to unfavorable exchange rates.

Research, Development and Engineering. Research, development and engineering expenses decreased by 7.0%, from $7.1 million or 14.0% of net revenues in fiscal 1994 to $6.6 million or 11.2% of net revenues in fiscal 1995. The decrease in research, development and engineering expenses is primarily attributable to a reduction in prototype expenses and receipt of third party development funding of $250,000, partially offset by higher outside consulting expenses.

Selling, General and Administrative. Selling, general and administrative expenses increased 8.9% from $13.5 million or 26.6% of net revenues in fiscal 1994 to $14.7 million or 24.9% of net revenues in fiscal 1995. This increased spending was primarily attributable to increased headcount, and to a lesser extent, to an increase in sales commissions associated with the Company's higher revenue levels.

Acquired In-Process Research and Development. In June 1995 the Company purchased the assets and assumed the liabilities of Silma for $5.0 million. The assets acquired included net tangible assets valued at $531,000, completed software, goodwill and other intangibles totaling $1.5 million, and software in the development stage valued at approximately $3.0 million which was expensed in the June 1995 fiscal quarter as it had not yet reached technological feasibility and did not have alternative future uses.

Interest Income (Expense), Net. Interest income, net increased from $163,000 in fiscal 1994 to $440,000 in fiscal 1995. The increase was primarily attributable to additional interest income earned on higher invested cash balances.

Provision for (Benefit from) Income Taxes. Income tax benefit was $150,000 and $496,000 in fiscal years 1994 and 1995, respectively. These tax provisions are comprised primarily of state income taxes, foreign taxes and federal alternative minimum taxes and have been reduced due to the utilization of net operating loss carryforwards. The tax provisions were further reduced by adjustments of the valuation allowance for deferred tax assets of $300,000 and $1.0 million in fiscal years 1994 and 1995, respectively, offset by the tax impact of the nondeductible charge for acquired in-process research and development made in connection with the acquisition of Silma in June 1995.

Comparison of Fiscal 1995 to 1996

Net revenues. The Company's net revenues increased by 38.1% from $59.1 million in fiscal 1995 to $81.6 million in fiscal 1996. The growth in net revenues was primarily attributable to higher shipments of existing products, increased service and upgrade revenues and, to a lesser extent, to increased net revenues from simulation software. International sales, including sales to Canada, were $24.0 million or 40.6% of net revenues in fiscal 1995, as compared with $32.2 million or 39.4% of net revenues in fiscal 1996.

                                                                    Exhibit 13.1

Although net revenues increased in fiscal year 1996, the Company did experience moderation in its overall growth rate in the second half of fiscal 1996 as compared to the Company's growth rate in prior quarters. See "Significant Fluctuations in Operating Results." In addition, although the Company's Silma business contributed to the Company's overall revenue growth in fiscal 1996, in the fourth quarter of fiscal 1996 the Silma business experienced lower revenues due to unexpected competitive pressures and organizational issues. The Company is continuing to work on the integration of Silma into the Company following the management reorganization of the Silma group during the third quarter of fiscal 1996 to better integrate the group's activities into the Company.

Gross margin. Gross margin percentage was 41.1% in fiscal 1995 and 42.6% in fiscal 1996. The increase in gross margin was primarily attributable to higher gross margins on simulation software products from Silma, of which there were none in fiscal 1995.

The Company expects that it will continue to experience fluctuations in gross margin percentage due to changes in its sales and product mix.

Research, Development and Engineering. Research, development and engineering expenses increased by 22.7% from $6.6 million in fiscal 1995 to $8.1 million in fiscal 1996. The increase in research, development and engineering expenses is primarily attributable to the addition of the research and development expenses of the Company's Silma business. The increase in research, development and engineering expenses for fiscal 1996 was partially offset by $1.1 million of third party development funding as compared with only $250,000 of third party development funding in fiscal 1995. The Company expects that it will continue to receive third party development funding from the federal and California state governments during fiscal 1997 but that the amount of such funding will be lower than amounts received in fiscal 1996. There can be no assurance that any funds budgeted by either government for the Company's development projects will not be curtailed or eliminated at any time. As a percentage of net revenues, research, development and engineering expenses decreased from 11.2% in fiscal 1995 to 9.9% in fiscal 1996. Research, development and engineering expenses as a percentage of net revenues declined because the increase in research, development and engineering expenses was more than offset by the increase in net revenues.

Selling, General and Administrative. Selling, general and administrative expenses increased 37.2% from $14.7 million or 24.9% of net revenues in fiscal 1995 to $20.2 million or 24.8% of net revenues in fiscal 1996. This increased spending was primarily attributable to the addition of the Company's Silma business, and to a lesser extent, to increased headcount and sales commissions associated with the Company's higher revenue levels, additional administrative expenses associated with being a public company and a higher employee incentive bonus accrual. The increase in the incentive bonus accrual was primarily attributable to higher operating profitability in fiscal 1996 as compared with fiscal 1995. The Company expects that selling, general and administrative expenses will continue to increase in absolute dollars in future periods, although as a percentage of net revenues, selling, general and administrative expenses may fluctuate in future periods.

Interest Income (Expense), Net. Interest income, net in fiscal 1995 was $440,000, compared to $496,000 in fiscal 1996. The increase was due to additional interest income earned by the investment of cash proceeds from the sale of common stock in the Company's initial public offering in December 1995, partially offset by lower investment yields in fiscal 1996.

Provision for (Benefit from) Income Taxes. The Company recorded a tax benefit of ($496,000) in fiscal 1995 due to the utilization of net operating loss carryforwards and a reduction in the valuation allowance for deferred tax assets, offset by the tax impact of the nondeductible charge for acquired in-process research and development made in connection with the acquisition of Silma in June 1995. The Company's effective tax rate in fiscal 1996 was 17%. The Company's tax rate differed from the statutory income tax rate primarily due to the utilization of tax credit carryforwards and to a reduction in the valuation allowance for deferred tax assets, partially offset by state income taxes and taxes on the Company's foreign operations.

                                                                    Exhibit 13.1

Derivative Financial Instruments. The Company makes yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. In fiscal 1995 this resulted in material unfavorable foreign exchange transactions included in cost of revenues. At certain times the Company has entered into forward foreign exchange contracts, primarily to hedge against the short term impact of foreign currency fluctuations on purchases denominated in yen. The maturities of the forward foreign exchange contracts are short term in nature, generally 90 days. The Company sells its products to certain Japanese customers in yen. Depending on the ratio of yen-denominated purchases to yen-denominated sales, the Company may engage in additional hedging transactions in the future. Notwithstanding these precautions, however, the Company remains subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies.


Significant Fluctuations in Operating Results

The Company's operating results have historically been, and will continue to be, subject to significant quarterly and annual fluctuations due to a number of factors, including fluctuations in capital spending domestically and internationally or in one or more industries to which the Company sells its products, new product introductions by the Company or its competitors, changes in product mix and pricing by the Company, its suppliers or its competitors, availability of components and raw materials, failure to manufacture a sufficient volume of products in a timely and cost-effective manner, failure to introduce new products on a timely basis, failure to anticipate changing customer product requirements, lack of market acceptance or shifts in the demand for the Company's products, changes in the mix of sales by distribution channel, changes in the spending patterns of the Company's customers, and extraordinary events such as litigation or acquisitions. The Company's gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems sourced from third parties, and higher margin software products. The Company's operating results will also be affected by general economic and other conditions affecting the timing of customer orders and capital spending. The Company generally recognizes product revenue upon shipment or, for certain international sales, upon receipt by the customer. The Company's net revenues and results of operations for a fiscal period will therefore be affected by the timing of orders received and orders shipped during such period. A delay in shipments near the end of a fiscal period, due for example to product development delays or to delays in obtaining materials, could materially adversely affect the Company's business, financial condition and results of operations for such period. Moreover, continued investments in research and development, capital equipment and ongoing customer service and support capabilities will result in significant fixed costs which the Company will not be able to reduce rapidly and, therefore, if the Company's sales for a particular fiscal period are below expected levels, the Company's business, financial condition and results of operations for such fiscal period could be materially adversely affected. In addition, while in some years revenue from international sales has helped buffer the Company against slowdowns in U.S. capital spending, in other years the higher costs associated with international sales, combined with downturns in international markets, have adversely affected the Company's results of operations. There can be no assurance that the Company will be able to increase or sustain profitability on a quarterly or annual basis in the future.

The  Company  has   experienced  and  is  expected  to  continue  to  experience seasonality in product bookings. The Company has historically had higher bookings for its products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets. In the past the Company has generally been able to maintain revenue levels during the September fiscal quarter by utilizing backlog from the June fiscal quarter.

In the June quarter of fiscal 1996, however, sales were lower than anticipated due to competitive pressures and organizational issues with respect to the Company's Silma group. In addition, in the September quarter of fiscal 1997, sales to European and other international markets decreased substantially, as several large orders were delayed by customers. The decrease in product bookings has resulted in decreased net revenues for the September quarter of fiscal 1997. The Company currently expects that net revenues for the September fiscal quarter will be between $17.8 and $18.8 million. The Company currently expects that it will show a profit for the September fiscal quarter. As a result of the decreased net revenues, however, the Company expects that earnings for the September fiscal quarter will be significantly below analysts' expectations. In addition, the Company currently believes that a number of factors will limit the Company's ability to grow earnings through the end of calendar 1996. These factors include the overall moderation in the growth rate of the intelligent automation industry, the slowdown in sales to European and other international markets, the competitive pressures and organizational issues facing the Silma business and increased investments in product development and marketing programs. The Company currently expects that production

                                                                    Exhibit 13.1

shipments of certain new products under development, including AdeptRAPID and CimStation Inspection on the PC, an AdeptWindows PC interface for MV Controllers and AdeptModules on MV Controller Integration Kits, will commence in the latter half of fiscal 1997. However, there can be no assurance that these products will be timely developed or that they will achieve acceptance in the marketplace. Moreover, because product bookings were low in the September quarter of fiscal 1997, the Company's backlog is also down and inventories have increased. In the event product bookings and net revenues for the December quarter of fiscal 1997 are insufficient to compensate for the lower product bookings in the September fiscal quarter, the Company's results of operations for the December quarter of fiscal 1997 and future fiscal quarters could be materially adversely affected.

In addition, a significant percentage of the Company's product shipments occur in the last month of each fiscal quarter. Historically this has been due to a lack of component availability from sole or single source suppliers or, with respect to components with long procurement lead times, due to inaccurate forecasting of the level of demand for the Company's products or of the product mix for a particular fiscal quarter. The Company has therefore from time to time been required to utilize components and other materials for current shipments which were scheduled to be incorporated into products to be shipped in subsequent periods. If the Company were unable to obtain additional components or mechanical subsystems to meet increased demand for its products, or to meet demand for a product mix which differed from the forecasted product mix, or if for any reason the Company failed to ship sufficient product prior to the end of the fiscal quarter, the Company's business, financial condition and results of operations could be materially adversely affected.


Liquidity and Capital Resources

The Company completed its initial public offering of common stock in December 1995, raising approximately $10.0 million net of offering expenses. Prior to December 1995, the Company financed its operations through private sales of equity securities, cash flow from operations, capital equipment leases, and bank lines of credit. As of June 30, 1996, the Company had working capital of approximately $35.0 million, including $8.1 million in cash and cash equivalents and $2.9 million in short term investments.

Cash Flows From Operating Activities

Net cash provided by (used in) operating activities was $6.1 million for fiscal 1995 and ($5.6) million for fiscal 1996. The decrease from fiscal 1995 to fiscal 1996 reflects an increase in accounts receivable and inventories, partially offset by net income adjusted for depreciation. The increase in accounts receivable is attributable in part to the Company's higher net revenues in fiscal 1996. In addition, some of the Company's customers have been lengthening the time period over which they pay the Company for products shipped to such customers. The increase in inventories is attributable in part to the Company's higher net revenues in fiscal 1996 and also to lower than expected product shipments in the June quarter of fiscal 1996.

Cash Flows From Investing Activities

Net cash used in investing activities was $6.7 million in fiscal 1995, due primarily to purchases of short term investments aggregating $2.9 million, purchases of property and equipment aggregating $2.0 million, and $1.8 million paid for the acquisition of Silma. Net cash used in investing activities was $2.9 million in fiscal 1996, due primarily to purchases of property and equipment aggregating $3.0 million, offset by some proceeds from the sale of property and equipment. Property and equipment purchases in fiscal 1996 included $551,000 for test fixtures, tooling and other factory investments, $1.2 million for MIS equipment and $1.1 million for laboratory and other equipment. The Company currently anticipates capital expenditures of approximately $4.4 million during fiscal 1997, including approximately $1.5 million for test fixtures, tooling and other factory investments, approximately $1.3 million for MIS equipment and approximately $1.6 million for laboratory and other equipment.

                                                                    Exhibit 13.1

Cash Flows From Financing Activities

Net cash of $10.7 million was provided by financing activities in fiscal 1996, including $10.0 million in proceeds from the sale of common stock in the Company's initial public offering and $973,000 in proceeds from employee stock incentive and purchase plans and payments on notes receivable from shareholders, partially offset by principal payments on capital lease obligations of $292,000.

The Company believes that the existing cash and cash equivalent balances as well as short term investments and anticipated cash flow from operations will be sufficient to support the Company's working capital requirements for at least the next twelve months.


New Accounting Pronouncements

In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of FAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 (APB), "Accounting for Stock Issued to Employees". In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation". FAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. As permitted under FAS 123, the Company expects to continue to account for its employee stock plans in accordance with provisions of APB 25. Accordingly, FAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                           June 30,     June 30,
                                                            1995          1996
                                                           -------      -------
ASSETS

Current assets:
  Cash and cash equivalents                                $ 5,912      $ 8,075
  Short term investments                                     2,900        2,900
  Accounts receivable, less allowance for doubtful
    accounts of $482 in 1995 and $465 in 1996               13,592       20,495
  Inventories                                                8,787       14,808
  Deferred tax assets and prepaid expenses                   1,142        2,255
                                                           -------      -------
      Total current assets                                  32,333       48,533

Property and equipment at cost:
  Computer equipment                                         2,849        3,312
  Office furniture and equipment                             1,438        1,767
  Machinery and equipment                                    8,496       11,450
                                                           -------      -------
                                                            12,783       16,529
  Less accumulated depreciation and amortization             8,866       10,798
                                                           -------      -------
Net property and equipment                                   3,917        5,731
Intangible assets related to acquisition of Silma
    Incorporated, net of accumulated amortization
    of $306 in 1996                                          1,473        1,167
Other assets                                                   648          921
                                                           -------      -------
      Total assets                                         $38,371      $56,352
                                                           =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $ 6,785      $ 6,894
  Accrued payroll and related expenses                       2,014        2,635
  Accrued warranty                                           1,026        1,387
  Accrued customer rebates                                     644           99
  Deferred revenue                                             408          561
  Other accrued liabilities                                  1,410        1,839
  Current portion of obligations under capital leases          289           88
                                                           -------      -------
      Total current liabilities                             12,576       13,503

Obligations under capital leases                               117           26
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value:
    5,000 shares authorized, none issued and outstanding        --           --
  Convertible preferred stock, no par value:
    4,372 shares authorized at June 30, 1995;
      none at June 30, 1996; 4,043 issued and outstanding
      at June 30, 1995, none at June 30, 1996               30,185           --
  Common stock, no par value:
    25,000 shares authorized; 2,120 and 7,869 issued and
      outstanding at June 30, 1995 and 1996, respectively    3,977       45,383
  Accumulated deficit                                       (8,337)      (2,560)
                                                           -------      -------
                                                            25,825       42,823
Less notes receivable from shareholders                        147           --
                                                           -------      -------
      Total shareholders' equity                            25,678       42,823
                                                           -------      -------
      Total liabilities and shareholders' equity           $38,371      $56,352
                                                           =======      =======

                            See accompanying notes.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)


                                                        Year Ended June 30,
                                               ---------------------------------
                                                 1994         1995         1996
                                               -------      -------      -------

Net revenues                                   $50,618      $59,069      $81,572
Cost of revenues                                28,089       34,788       46,812
                                               -------      -------      -------
Gross margin                                    22,529       24,281       34,760
Operating expenses:
  Research, development and engineering          7,075        6,598        8,098
  Selling, general and administrative           13,486       14,722       20,201
  Acquired in-process research
     and development                              --          2,972         --
                                               -------      -------      -------
Total operating expenses                        20,561       24,292       28,299
                                               -------      -------      -------

Operating income (loss)                          1,968          (11)       6,461

Interest income                                    236          476          540

Interest expense                                    73           36           44
                                               -------      -------      -------

Income before provision for income taxes         2,131          429        6,957

Provision for (benefit from) income taxes         (150)        (496)       1,180
                                               -------      -------      -------

Net income                                     $ 2,281      $   925      $ 5,777
                                               =======      =======      =======

Net income per share                           $   .37      $   .14      $   .75
                                               =======      =======      =======

Shares used in computing net income per share    6,218        6,405        7,733
                                               =======      =======      =======

                            See accompanying notes.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                          Year Ended June 30,
                                                                   -------------------------------
                                                                     1994        1995        1996
                                                                   -------     -------     -------
Operating activities
  Net income                                                       $ 2,281     $   925     $ 5,777
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                    1,410       1,533       2,364
    (Gain) loss on disposal of property and equipment                  256          87         (45)
    Acquired in-process research and development                      --         2,972        --
    Tax benefit from stock plans                                      --          --           367
    Changes in operating assets and liabilities:
      Accounts receivable                                           (2,890)     (1,206)     (6,903)
      Inventories                                                   (1,515)     (1,491)     (6,853)
      Deferred tax assets and prepaid expenses                        (421)       (406)     (1,113)
      Other assets                                                     201        (620)       (317)
      Accounts payable                                               1,081       3,887         109
      Accrued payroll and related expenses                            (700)         (2)        621
      Accrued warranty                                                (107)        315         361
      Accrued customer rebates                                          78         176        (545)
      Deferred revenue                                                  (6)       (189)        153
      Other accrued liabilities                                        627         151         388
                                                                   -------     -------     -------
    Total adjustments                                               (1,986)      5,207     (11,413)
                                                                   -------     -------     -------
  Net cash provided by (used in) operating activities                  295       6,132      (5,636)
                                                                   -------     -------     -------

Investing activities
  Purchase of property and equipment, net                           (2,177)     (2,040)     (2,968)
  Proceeds from the sale of property and equipment                      51          24          58
  Purchases of available for sale investments                         --        (2,900)    (13,500)
  Sales of available for sale investments                             --          --        13,500
  Cash paid for acquisition, net of cash received                     --        (1,818)       --
                                                                   -------     -------     -------
  Net cash used in investing activities                             (2,126)     (6,734)     (2,910)
                                                                   -------     -------     -------

Financing activities
  Principal payment for capital lease obligations                     (263)       (186)       (292)
  Proceeds from sales and leaseback of property and equipment          411        --          --
  Proceeds from common stock issued under initial public offering     --          --        10,028
  Proceeds from employee stock incentive program, employee
    stock purchase plan, net of repurchases, cancellations, and
    payments of notes receivable from shareholders                      10          23         973
                                                                   -------     -------     -------
  Net cash provided by (used in) financing activities                  158        (163)     10,709
                                                                   -------     -------     -------

Increase (decrease) in cash and cash equivalents                    (1,673)       (765)      2,163
Cash and cash equivalents, beginning of period                       8,350       6,677       5,912
                                                                   -------     -------     -------
Cash and cash equivalents, end of period                           $ 6,677     $ 5,912     $ 8,075
                                                                   =======     =======     =======

Supplemental disclosure of noncash activities:
  Conversion of preferred stock to common stock                    $  --       $   --      $30,185
  Inventory capitalized into property, equipment and related tax   $  --       $   --      $   873

Cash paid during the period for:
  Interest                                                         $    73     $     36    $    44
  Taxes                                                            $   252     $     27    $ 1,781

Capital lease obligations of approximately $411 were incurred when the Company entered into capitalized leases for new equipment in fiscal 1994. There were no new capital leases in fiscal 1995 or 1996. Capital lease obligations of approximately $202 were assumed as part of the Company's acquisition of SILMA Incorporated (see Note 2).

See accompanying notes.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)


                                                     Convertible                                          Notes
                                                   Preferred Stock       Common Stock                   Receivable       Total
                                                 -----------------      ----------------  Accumulated      From     Shareholders'
                                                 Shares     Amount      Shares    Amount    Deficit    Shareholders     Equity
                                                 ------     ------      ------    ------  -----------  ------------ -------------
Balance at June 30, 1993                          4,043   $ 30,185       1,570   $   812   ($11,543)    ($  147     $ 19,307

 Common stock issued under employee
  stock incentive program                           --         --           10        10        --          --            10
 Net income                                         --         --          --        --       2,281         --         2,281
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1994                          4,043     30,185       1,580       822     (9,262)       (147)      21,598

 Common stock issued under
  employee stock incentive program                  --         --           18        23        --          --            23
 Common stock issued in connection
  with acquisition                                  --         --          522     3,132        --          --         3,132
 Net income                                         --         --          --        --         925         --           925
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1995                          4,043     30,185       2,120     3,977     (8,337)       (147)      25,678

 Common stock issued under initial public
  offering net of issuance costs                               --        1,250    10,028        --          --        10,028
 Conversion of preferred stock to common stock   (4,043)   (30,185)      4,067    30,185        --          --           --
 Common stock issued under employee stock
  incentive program, employee
  stock purchase plan, net of repurchase,
  cancellations, and payments of notes
  receivable from shareholders                      --         --          432       826        --          147         973
 Tax benefit from stock plans                       --         --          --        367        --          --           367
 Net income                                         --         --          --        --       5,777         --         5,777
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1996                            --     $   --        7,869   $45,383   ($ 2,500)     $  --      $ 42,823
                                                 ======    =======       =====   =======    =======      ======     ========

                            See accompanying notes.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Organization and Summary of Significant Accounting Policies

Organization
    Adept Technology, Inc. ("Adept" or the "Company") was incorporated under the laws of the state of California on June 14, 1983. The Company designs, manufactures and markets intelligent automation software and hardware products for automating assembly, material handling and packaging applications.

Basis of Presentation
    The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned international subsidiaries, and SILMA Incorporated ("Silma"), acquired by the Company on June 28, 1995 (see Note 2).

Use of Estimates
    The  preparation  of the financial  statements in conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
    The Company applies Financial Accounting Standards Board Statement No. 52, Foreign Currency Translation, with respect to its international operations, which are sales and service entities. All monetary assets and liabilities are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical exchange rates, and revenues and expenses are translated at average exchange rates in effect during the period. Gains or (losses) which result from the process of remeasuring foreign currency financial statements in U.S. dollars were $72,000, $38,000 and $(105,000) in fiscal 1994, 1995 and 1996, respectively. As these amounts have been immaterial, the Company has included these gains and (losses) in net income. Transaction gains and (losses) were $30,000, $(59,000) and $70,000 in fiscal 1994, 1995 and 1996, respectively.

Reverse Stock Split
    In October 1995, the Company's Board of Directors and shareholders approved a 1-for-4 reverse stock split of the Company's preferred and common stock. All preferred, common, common equivalent shares and income per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to give effect to this reverse stock split. In addition, the Board of Directors and shareholders approved changing the authorized common stock from 30,000,000 shares to 25,000,000.

Cash, Cash Equivalents and Short Term Investments
    Cash and Cash Equivalents--Cash and cash equivalents reflect highly liquid investments with maturities at the date of purchase of three months or less. Cash equivalents consist of commercial paper and money market accounts. Through June 30, 1996, the Company has invested cash in excess of operating requirements in A1/P1 rated investments at prevailing market interest rates at the time of purchase. At June 30, 1995, the Company had reflected a bank overdraft of approximately $991,000 in accounts payable on the consolidated balance sheet. This amount was repaid to the bank on July 5, 1995.

    Short Term Investments--Effective at the beginning of fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS No. 115). FAS No. 115 requires the Company to determine the appropriate classification of its investments in debt and equity securities at the time of purchase and to reevaluate such classification as of each balance sheet date. The Company's short term investments consist of U.S. government agency securities and money market auction rate preferred stock with maturities of one year or less, are classified as available for sale, and as such are carried at fair value. Fair value is based upon quoted market prices on the last day of the fiscal year. The cost of debt securities sold is based on the specific identification method. The Company had no investments in equity securities at June 30, 1995 and 1996. Due to insignificant differences between the cost and fair value of the Company's investments, the adoption of FAS No. 115 had no material effect on the Company's investments at

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 1, 1994. In accordance with FAS No. 115, prior period financial statements have not been restated. Cash, cash equivalents, and short term investments consisted of the following (in thousands):

                                                              Cost at    Cost at      FMV at
                                                              6/30/95    6/30/96     6/30/96
                                                             -------    --------    --------
       Cash and cash equivalents
           Cash............................................  $   514    $  1,486    $  1,486
           Money market funds..............................      157       1,143       1,143
           Commercial paper................................    5,241       5,446       5,446
                                                             -------    --------    --------
       Cash and cash equivalents...........................    5,912       8,075       8,075
                                                             -------    --------    --------

       Short-term investments
           Government agency notes.........................        -       1,000       1,000
           Market auction preferred........................    2,900       1,900       1,900
                                                             -------    --------    --------
       Short-term investments..............................    2,900       2,900       2,900
                                                             -------    --------    --------

       Cash, cash equivalents and short-term investments...  $ 8,812    $ 10,975    $ 10,975
                                                             =======    ========    ========

     Realized gains or losses, interest, and dividends are included in interest income. At June 30, 1995, the fair market value of cash, cash equivalents and short term investments approximated cost. At June 30, 1995, and 1996, realized and unrealized gains or losses from available-for-sale securities were not material.

Inventories
    Inventories are stated at the lower of cost (first-in, first-out) or market. The components of inventories are as follows (in thousands):

                                                                 June 30,
                                                         ---------------------
                                                           1995          1996
                                                         -------      --------
         Raw materials.................................  $ 4,877      $  9,488
         Work-in-process...............................    2,473         3,069
         Finished goods................................    1,437         2,251
                                                         -------      --------
                                                         $ 8,787      $ 14,808
                                                         =======      ========

Revenue Recognition
    The Company generally recognizes revenue on products at the time of shipment. For certain international sales where title and risk of loss are transferred at the customer's site, revenue is recognized upon receipt of product by the customer. A provision for the estimated cost to repair or replace products under warranty at the time of sale are recorded in the same period as the related revenues.

    The Company recognizes software revenue, primarily related to its simulation software products, in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on Software Revenue Recognition. License revenue is recognized on shipment of the product provided that no significant vendor or postcontract support obligations remain and that collection of the resulting receivable is deemed probable by management. Insignificant vendor and post contract support obligations are accrued upon shipment. Service revenue includes training, consulting and customer support. Revenues from training and consulting are recognized at the time the service is performed.

    Deferred revenue, which is included in other accrued liabilities, primarily relates to software support contracts sold under separate arrangements with customers. The term of the software support contract is generally one year, and the Company recognizes the associated revenue on a pro rata basis over the life of the contract.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Concentration of Credit Risk
    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, money market auction rate preferred stocks and trade receivables. The Company places its cash equivalents and short term investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt instruments and collateralized funds of U.S., state and municipal government entities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company manufactures and sells its products to system integrators, end users and OEMs in diversified industries. The Company performs ongoing credit evaluations of its customers and does not require collateral. However, the Company may require the customers to make payments in advance of shipment or to provide a letter of credit. The Company provides reserves for potential credit losses, and such losses have been within management's expectations.

Depreciation and Amortization
    Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term.

Research, Development and Engineering Costs
    Research, development and engineering costs, other than research and development costs of computer software, are charged to expense when incurred. The Company has received third party funding of $0, $250,000 and $1,081,000 in fiscal 1994, 1995 and 1996, respectively. The Company has offset research, development and engineering expenses by the third party funding, as the third party funding is based upon research and development expenditures and the Company retains the rights to any technology that is developed.

Software Development Costs
    Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (FAS No. 86). Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. In the Company's case, capitalization would begin upon completion of a working model, as the Company does not prepare detail designs as part of the development process. Through June 30, 1996, the Company has only capitalized the $898,000 of purchased software acquired in the Silma acquisition (see Note 2) which is included in intangible assets on the consolidated balance sheet. Such costs are amortized on a straight-line basis over five years, the estimated useful life or the ratio of current revenue to the total current and anticipated future revenue, whichever is greater. Amortization expense for the fiscal year ended June 30, 1996 was $180,000.

Intangible Assets Related to Acquisition of Silma
    Intangible assets related to the acquisition of Silma included goodwill of $486,000, $898,000 of purchased software and a non-compete agreement of $89,000. Goodwill and the non-compete agreement are amortized on a straight-line basis over estimated useful lives of five and three years, respectively.

Reclassification
    Certain amounts presented in the financial statements for fiscal 1994 have been reclassified to conform to the presentation for fiscal 1996.

Income Taxes
    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation
    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company will be required to adopt FAS 123 in fiscal 1997. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

Long-Lived Assets
    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), which requires impairment losses to be recorded on long-lived assets used in operations, such as property and equipment, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those asset are less than the carrying amount of the assets. The Company will adopt FAS 121 in fiscal 1997. Based on current circumstances management does not believe the effect of such adoption will be material.

Net Income Per Share
    Net income per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from convertible preferred stock (using the if-converted method) and from stock options and warrants (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common stock and common equivalent shares issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the initial public offering have been included in the calculation through September 30, 1995 as if they were outstanding for all periods presented regardless of whether they are dilutive (using the treasury stock method at an assumed public offering price).

2.  Acquisition

    Effective June 28, 1995, the Company completed the acquisition of the outstanding stock of Silma, a developer of simulation software. The total purchase price was $4,976,000, including a cash payment of $1,380,000, the issuance of 521,992 shares of the Company's common stock at a $6.00 fair value per share and related acquisition costs of $464,000.
The transaction was accounted for as a purchase.

    The purchase price, including related acquisition costs, was allocated based on an independent appraisal obtained by the Company to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values on the date of the acquisition as follows (in thousands):

       Cash................................................            $    23
       Trade accounts receivable...........................                773
       Equipment, furniture and fixtures...................                504
       Other current assets................................                 46
       Other assets........................................                 20
       Intangibles:........................................
            Completed software.............................    898
            Non-compete agreement..........................     89
            Acquired in-process research and development...  2,972
            Goodwill.......................................    486       4,445
                                                             -----     -------
       Total assets........................................              5,811
       Liabilities assumed.................................               (835)
                                                                       -------
            Net assets acquired............................            $ 4,976
                                                                       =======

    To determine the value of the completed software, the expected future cash flow of each existing software product was discounted, taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. This analysis resulted in a valuation of $898,000 for

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


completed software, which had reached technological feasibility and therefore was capitalizable. This software is being amortized on a straight-line basis over a five year period.

    To determine the value of the software in the development stage, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, and risks related to the viability of potential changes in future target markets. This analysis resulted in a valuation of $2,972,000 for software in the development stage that had not yet reached technological feasibility and did not have alternative future uses. Therefore, in accordance with generally accepted accounting principles, the $2,972,000 of software in the development stage was expensed in June 1995 as acquired in-process research and development.

    Other intangible assets will be amortized on a straight-line basis over estimated useful lives ranging from three to five years.

    The following unaudited pro forma combined results of operations of the Company and Silma for the year ended June 30, 1995 have been prepared assuming that the acquisition of Silma had occurred at the beginning of the period presented. The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands, except per share data):
                                                          Year ended June 30,
                                                         ---------------------
                                                           1995          1996
                                                         -------      --------
         Net revenues................................   $ 54,449      $ 62,721
         Income (loss) from operations...............      2,063          (746)
         Net income..................................      2,391            59
         Net income per share........................   $    .35      $   .01

3.  Derivative Financial Instruments

    The Company purchased certain components and mechanical subsystems from Japanese suppliers denominated in yen. During September 1995, the Company began selling some of its products to certain Japanese customers in yen. As a result, the Company is subject to transaction exposures that arise from foreign exchange movements between the dates foreign currency transactions are recorded (i.e., export sales or purchases) and the dates they are paid (i.e., cash receipts or payments in foreign currencies). The Company from time to time may enter into forward foreign exchange contracts primarily to hedge against the short term impact of foreign currency fluctuations of invoices and orders denominated in yen. The maturities of the forward exchange contracts are short term in nature, (generally 90 days). Because the impact of movements in currency exchange rates on forward foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized and unrealized gains and losses on instruments that hedge firm commitments are deferred and included in the measurement of the subsequent transaction; however, losses are deferred only to the extent of expected gains on the future commitment.

    Currency forward contract amounts for derivatives at June 30, 1995 and June 30, 1996 are approximately $994,000 and $0, respectively.

4.  Commitments and Contingencies

Commitments
    The Company leases certain equipment under long term leases which are treated as capital leases. Accordingly, capitalized costs of approximately $692,000 and $534,000 are included in property and equipment for the years ended June 30, 1995 and 1996, respectively. Accumulated amortization of the leased equipment amounted to approximately $366,000 and $372,000 for the respective periods and related amortization is included in depreciation expense on the Consolidated Statements of Cash Flows.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The Company's lease on its major facility will expire in December 1997. Future minimum payments for capital and operating leases as of June 30, 1996 are as follows (in thousands):
                                                              June 30, 1996
                                                       -------------------------
                                                         Capital       Operating
                                                         Leases         Leases
                                                         -------       ---------
       Fiscal Year
            1997......................................   $  97         $ 1,409
            1998......................................      27             914
            1999......................................      --             411
            2000......................................      --             288
            2001......................................      --             136
            Later years...............................      --              91
                                                         -----         -------
       Total minimum lease payments...................     124         $ 3,249
            Less amount representing interest.........      10
                                                         -----
            Present value of net minimum payments.....   $ 114
                                                         =====

    Total rent expense for all facility and equipment operating leases was approximately $1,182,000, $1,195,000 and $1,406,000 in fiscal years 1994, 1995 and 1996, respectively.

Contingencies
    The Company has from time to time received communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. There is presently no litigation involving such claims, and, the Company believes that the ultimate resolution, if any, of these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

5.  Shareholders' Equity

Public Offering
    In December 1995, the Company sold a total of 1,250,000 shares of common stock at $9.50 per share through its initial public offering. The net proceeds (after underwriters' commission and fees and other costs associated with the offering) totaled approximately $10,028,000. In connection with the offering, all convertible preferred stock totaling approximately 4,043,000 shares with an aggregate paid-in value of approximately $30,185,000 were converted into approximately 4,067,000 shares of common stock of the Company.

Preferred Stock
    The Board of directors has the authority to issue, without further action by the Shareholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock.

Stock Plans
    The Company's 1983 Employee Stock Incentive Program (the "1983 Plan") was adopted by the Board of Directors in August 1983. The 1983 Plan provided for the grant of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. In general, options and common stock purchased pursuant to stock purchase rights granted under the 1983 Plan vest and become exercisable starting one year after the date of grant, with 25% of the shares subject to the option exercisable at that time and an additional 1/48th of the shares subject to the option becoming exercisable each month thereafter. Upon the voluntary or involuntary termination of employment (including as a result of death or disability) by a holder of unvested

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


shares of the Company's common stock purchased pursuant to stock purchase rights granted under the 1983 Plan, the Company may exercise an option to repurchase such shares at their original issue price. The Board of Directors determines the exercise price which must be at least equal to the fair market value of shares on the date of grant. The 1983 Plan expired according to its terms in August 1993. Currently outstanding options under the 1983 Plan and common stock purchased pursuant to stock purchase rights granted under the 1983 Plan continue to be governed by the terms of the 1983 Plan and by the terms of the respective option and stock purchase and stock restriction agreements between the Company and the holders thereof.

    The Company's 1993 Stock Plan (the "1993 Plan") was adopted by the Board of Directors in April 1993 and approved by the Company's shareholders in June 1993. The 1993 Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. The terms of the 1993 Plan are similar to the 1983 Plan, and the terms of the options granted under the 1993 Plan generally may not exceed ten years. The Board of Directors determines the exercise price which must be at least equal to the fair market value of shares on the date of grant.

    The options may be exercised at the time or times determined by the Board of Directors.

    The following table summarizes activity for the stock plans (in thousands, except per share data):

                                                                    Options
                                           ------------------------------------------------------
                                           Available                    Price Per       Aggregate
                                           for Grant   Outstanding         Share          Price
                                           ---------   -----------   ---------------    ---------
Balance at June 30, 1993.................      188         512       $ .80 - $  3.20    $   417
     Additional shares authorized........      438          --            --                 --
     Granted.............................     (320)        320       $1.20 - $  5.40        448
     Canceled............................       19         (19)      $ .80 - $  3.00        (18)
     Shares expired......................     (199)         --       $ .80 - $  2.00         --
     Exercised...........................       --         (10)      $ .80 - $  2.00        (10)
                                              ----       -----                          -------
Balance at June 30, 1994.................      126         803       $ .80 - $  5.40        837
     Additional shares authorized........      375          --            --                 --
     Granted.............................     (280)        280       $5.40 - $  6.00      1,645
     Canceled............................       23         (23)      $ .80 - $  6.00        (66)
     Shares Expired......................       (6)         --       $ .80 - $  5.40         --
     Exercised...........................       --         (18)      $ .80 - $  5.40        (23)
                                              ----       -----                          -------
Balance at June 30, 1995.................      238       1,042       $ .80 - $  6.00      2,393
     Additional shares authorized........      800          --            --                 --
     Granted.............................     (203)        203       $7.00 - $ 18.25      2,130
     Canceled............................       39         (39)      $ .80 - $ 14.75       (175)
     Shares Expired......................       (1)         --       $    .80                --
     Exercised...........................       --        (382)      $ .80 - $ 14.75       (524)
                                              ----       -----                          -------
Balance at June 30, 1996.................      873         824       $ .80 - $ 18.25    $ 3,824
                                              ====       =====                          =======

    Stock options totaling approximately 645,000 and 454,000 were exercisable at June 30, 1995 and 1996, respectively. The Company has an option to repurchase all or a portion of the shares, depending on the length of employment, at the original selling price in the event the employee terminates employment. At June 30, 1995 and 1996, 0 and 439 common shares issued were subject to repurchase under these agreements. In October 1995, the Company's Board of Directors and shareholders approved a 650,000 share increase in the number of common shares available for grant under the Company's 1993 Stock Plan.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Employee Stock Purchase Plan
    The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the shareholders in October 1995. The Purchase Plan allows eligible employees, through payroll deductions, to purchase shares of the Company's common stock at 85% of the lesser of the fair market value of the common stock on the first day or last day of the six month purchase period. Each offering period is 12 months in duration. The initial offering period began on the effective date of the initial public offering and will end on the last trading day on or before October 31, 1996, and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. A total of 300,000 shares of the Company's common stock has been reserved for issuance under the Purchase Plan.

Director Option Plan
    The Company's 1995 Director Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in October 1995. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is at the fair market value of the common stock on the date of grant. A total of 150,000 shares of common stock has been reserved for issuance under the Director Plan.

Notes Receivable From Shareholders

    The notes receivable from shareholders arose from the sale of the Company's common stock to certain employees under the stock purchase rights. Such full recourse notes were secured by the shares sold, bore interest at rates ranging from 7% to 9% per year. All notes receivable from shareholders were repaid before June 30, 1996.

6.  Employee Savings and Investment Plan

    In May 1988, the Company adopted a 401(k) savings and investment plan in which all employees, at least 21 years of age, are eligible to participate. The Company may make a matching contribution based on an employee's elective deferrals of $0.25 per every dollar deferred by the employee, not to exceed $12.00 per week. The Company's matching contributions were $82,000, $90,000 and $133,000 in fiscal 1994, 1995 and 1996.

7.  Income Taxes

    The provision for (benefit from) income taxes consists of the following (in thousands):

                                                          Year Ended June 30,
                                                   -----------------------------
                                                     1994      1995       1996
                                                   ------    -------    -------
     Current:
         Federal.................................. $   30    $   150    $ 1,545
         State....................................     92        241        585
         Foreign..................................     28        113        250
                                                   ------    -------    -------
     Total current................................    150        504      2,380
     Deferred:
         Federal..................................   (255)      (822)    (1,160)
         State....................................    (45)      (178)       (40)
                                                   ------    -------    -------
     Total deferred...............................   (300)    (1,000)    (1,200)
                                                   ------    -------    -------
     Provision for (benefit from) income taxes.... $ (150)   $  (496)   $ 1,180
                                                   ======    =======    =======

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to income before provision for income taxes is explained below (in thousands):

                                                           Year Ended June 30,
                                                    ----------------------------
                                                     1994      1995       1996
                                                    -----    -------    -------
       Tax at federal statutory rate..............  $ 725    $   146    $ 2,366
       Tax benefits of net operating loss
          carryforward utilization................   (661)    (1,158)    (1,149)
       Nondeductible charge for purchased
          research and development................    --       1,010        --
       Adjustment of valuation allowance..........   (300)    (1,000)      (805)
       State taxes, net of federal benefit........     61        241        360
       Impact of temporary differences............     --        276        --
       Foreign taxes..............................     --         --        173
       Other......................................     25        (11)       235
                                                    -----    -------    -------
       Provision for (benefit from) income taxes..  $(150)   $  (496)   $ 1,180
                                                    =====    =======    =======

    Significant components of the Company's deferred tax assets and liabilities as of June 30, 1995 and 1996 are as follows (in thousands):

                                                              1995         1996
                                                            -------     -------
       Deferred tax assets:
           Net operating loss carryforwards...............  $ 1,000     $   800
           Tax credit carryforwards.......................    1,400         500
           Inventory valuation accounts...................      500         950
           Warranty reserves..............................      400         550
           Depreciation...................................      400         100
           Other accruals and reserves not currently
               deductible for tax purposes................      800         780
           Other..........................................      100          10
                                                            -------     -------
       Total deferred tax assets..........................    4,600       3,690
       Valuation allowance................................   (2,900)       (890)
                                                            -------     -------
       Net deferred tax assets............................    1,700       2,800
       Deferred tax liabilities:
           Intangible assets..............................     (400)       (300)
                                                            -------     -------
       Total net deferred tax assets......................  $ 1,300     $ 2,500
                                                            =======     =======

    The change in the valuation allowance was a net decrease of approximately $900,000 for fiscal year 1995.

    At June 30, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2.3 million, which if unused, will expire beginning in fiscal year 2001. The Company also had research credit carryforwards of approximately $500,000, which if unused, will expire beginning in fiscal year 1997. Utilization of the net operating loss carryforwards and the deduction equivalent of approximately $375,000 of the tax credit carryforwards is limited to approximately $350,000 per year.

    For financial reporting purposes, a valuation allowance of $890,000 has been established to offset the deferred tax assets related to certain tax credits and net operating loss carryforwards. When realized, the tax benefits related to the valuation allowance will be applied to reduce goodwill and other intangible assets related to the acquisition of Silma.

    Pretax income (losses) from foreign operations were approximately $2,000, $(257,000) and $548,000 in fiscal years 1994, 1995 and 1996, respectively.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. Industry and Geographic Information

    The Company and its subsidiaries operate in one industry segment: the design, manufacturing and marketing of intelligent automation software and hardware products for automating assembly, material handling and packaging applications. International sales, which include export sales and foreign operation net revenues, account for a significant portion of the Company's net revenues and are summarized as a percentage of net revenues by geographic areas as follows:

                                                         Year Ended June 30,
                                                    --------------------------
                                                     1994      1995      1996
                                                    ------    ------    ------

       United States...........................      54.4%     59.4%     60.6%
       International:
           Europe..............................      30.0      29.1      31.7
           Other international.................      15.6      11.5       7.7
                                                    -----     -----     -----
                                                    100.0%    100.0%    100.0%
                                                    =====     =====     =====

    Foreign  operations net revenues and  identifiable  assets have  constituted
less  than  10%  of   consolidated   net  revenues  and   identifiable   assets,
respectively, to date.

    The Company had export sales of approximately 37%, 32% and 29% of the net revenues in fiscal years 1994, 1995 and 1996, respectively. Approximately 59%, 66% and 79% of the export sales were to Europe in fiscal years 1994, 1995 and 1996, respectively. The balance of export sales was primarily to Asia in each of the three fiscal years.

                                                                    EXHIBIT 13.1

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




The Board of Directors and Shareholders
Adept Technology, Inc.


         We have audited the accompanying consolidated balance sheets of Adept Technology, Inc. as of June 30, 1995 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adept Technology, Inc. at June 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.




                                                               Ernst & Young LLP


San Jose, California
July 30, 1996