Form 10-K/A, Exhibit 13
period 1996-06-30
ADEPT TECHNOLOGY INC
filed 1996-10-18
CIK 865415

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

                                          Dec. 31,       Mar. 31,      Jun. 30,
                                            1995           1996          1996
                                          --------      --------      --------
         High...........................  $  11.25      $  17.75      $  20.25

         Low............................  $   9.50      $   9.25      $  12.00


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

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)


                                                     Convertible                                          Notes
                                                   Preferred Stock       Common Stock                   Receivable       Total
                                                 -----------------      ----------------  Accumulated      From     Shareholders'
                                                 Shares     Amount      Shares    Amount    Deficit    Shareholders     Equity
                                                 ------     ------      ------    ------  -----------  ------------ -------------
Balance at June 30, 1993                          4,043   $ 30,185       1,570   $   812   ($11,543)    ($  147     $ 19,307

 Common stock issued under employee
  stock incentive program                           --         --           10        10        --          --            10
 Net income                                         --         --          --        --       2,281         --         2,281
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1994                          4,043     30,185       1,580       822     (9,262)       (147)      21,598

 Common stock issued under
  employee stock incentive program                  --         --           18        23        --          --            23
 Common stock issued in connection
  with acquisition                                  --         --          522     3,132        --          --         3,132
 Net income                                         --         --          --        --         925         --           925
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1995                          4,043     30,185       2,120     3,977     (8,337)       (147)      25,678

 Common stock issued under initial public
  offering net of issuance costs                    --         --        1,250    10,028        --          --        10,028
 Conversion of preferred stock to common stock   (4,043)   (30,185)      4,067    30,185        --          --           --
 Common stock issued under employee stock
  incentive program, employee
  stock purchase plan, net of repurchase,
  cancellations, and payments of notes
  receivable from shareholders                      --         --          432       826        --          147         973
 Tax benefit from stock plans                       --         --          --        367        --          --           367
 Net income                                         --         --          --        --       5,777         --         5,777
                                                 ------    -------       -----   -------    -------      ------     --------
Balance at June 30, 1996                            --     $   --        7,869   $45,383   ($ 2,500)     $  --      $ 42,823
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

Foreign Currency Translation
     The Company applies Financial Accounting Standards Board Statement No. 52 (FAS 52), "Foreign Currency Translation," with respect to its international operations, which are sales and service entities. All monetary assets and liabilities are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical exchange rates, and revenues and expenses are translated at average exchange rates in effect during the period. Gains or (losses) which result from the process of remeasuring foreign currency financial statements in U.S. dollars were $72,000, $38,000 and $(105,000) in fiscal 1994, 1995 and 1996, respectively. As these amounts have been immaterial, the Company has included these gains and (losses) in net income. Transaction gains and (losses) were $30,000, $(59,000) and $70,000 in fiscal 1994, 1995 and 1996, respectively.

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

     Short Term Investments--Effective at the beginning of fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS
115), "Accounting for Certain Investments in Debt and Equity Securities." FAS 115 requires the Company to determine the appropriate classification of its investments in debt and equity securities at the time of purchase and to reevaluate such classification as of each balance sheet date. The Company's short term investments consist of U.S. government agency securities and money market auction rate preferred stock with maturities of one year or less, are classified as available for sale, and as such are carried at fair value. Fair value is based upon quoted market prices on the last day of the fiscal year. The cost of debt securities sold is based on the specific identification method. The Company had no investments in equity securities at June 30, 1995 and 1996. Due to insignificant differences between the cost and fair value of the Company's investments, the adoption of FAS 115 had no material effect on the Company's investments at

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 1, 1994. In accordance with FAS No. 115, prior period financial statements have not been restated. Cash, cash equivalents, and short term investments consisted of the following (in thousands):

                                                              Cost at    FMV at      Cost at
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

     Software Development Costs Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86 (FAS
86), "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (FAS 86)." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. In the Company's case, capitalization would begin upon completion of a working model, as the Company does not prepare detail designs as part of the development process. Through June 30, 1996, the Company has only capitalized the $898,000 of purchased software acquired in the Silma acquisition (see Note 2) which is included in intangible assets on the consolidated balance sheet. Such costs are amortized on a straight-line basis over five years, the estimated useful life or the ratio of current revenue to the total current and anticipated future revenue, whichever is greater. Amortization expense for the fiscal year ended June 30, 1996 was $180,000.

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

Income Taxes
     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." The Company will be required to adopt FAS 123 in fiscal 1997. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

     Long-Lived Assets In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations, such as property and equipment, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The Company will adopt FAS 121 in fiscal 1997. Based on current circumstances management does not believe the effect of such adoption will be material.

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

2.  Acquisition

     Effective June 28, 1995, the Company completed the acquisition of the outstanding stock of Silma, a developer of simulation software. The total purchase price was $4,976,000, including a cash payment of $1,380,000, the issuance of 521,992 shares of the Company's common stock at a $6.00 fair market value per share and related acquisition costs of $464,000. The transaction was accounted for as a purchase.

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

    The following unaudited pro forma combined results of operations of the Company and Silma for the year ended June 30, 1995 have been prepared assuming that the acquisition of Silma had occurred at the beginning of the period presented. The following pro forma information is not necessarily indicative of the results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it indicative of future operating results (in thousands, except per share data):
                                                          Year ended June 30,
                                                         ---------------------
                                                           1994          1995
                                                         -------      --------
         Net revenues................................   $ 54,449      $ 62,721
         Income (loss) from operations...............      2,063          (746)
         Net income..................................      2,391            59
         Net income per share........................   $    .35       $   .01

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