Form 10-K, Exhibit 13
period 1997-06-30
ADEPT TECHNOLOGY INC
filed 1997-09-26
CIK 865415



                                                                                                       Exhibit 13.1
                                       SELECTED CONSOLIDATED FINANCIAL DATA



(in thousands, except per share data)                                    Year Ended June 30,
                                                   -----------------------------------------------------------
                                                     1997          1996         1995         1994         1993
                                                   ---------    ---------    ---------    ---------     ------

Results of Operation:
Net revenues.....................................  $  82,767    $  81,572    $  59,069    $  50,618     $ 43,065
Cost of revenues.................................     48,761       46,812       34,788       28,089       22,142
                                                   ---------    ---------    ---------    ---------     --------
   Gross margin..................................     34,006       34,760       24,281       22,529       20,923
Operating expenses:
   Research, development and engineering.........      9,016        8,098        6,598        7,075        5,628
   Selling, general and administrative...........     21,628       20,201       14,722       13,486       13,451
   Acquired in-process research and
     development (1).............................         --           --        2,972           --           --
                                                   ---------    ---------    ---------    ---------     --------
     Total operating expenses....................     30,644       28,299       24,292       20,561       19,079
   Operating income (loss).......................      3,362        6,461          (11)       1,968        1,844
   Interest income, net..........................        704          496          440          163          191
                                                   ---------    ---------    ---------    ---------     --------
   Income (loss) before provision for
     income taxes................................      4,066        6,957          429        2,131        2,035
   Provision for (benefit from) income taxes.....      1,309        1,180         (496)        (150)         145
                                                   ---------    ---------    ----------   ----------    --------
   Net income....................................  $   2,757    $   5,777    $     925    $   2,281     $  1,890
                                                   =========    =========    =========    =========     ========

Net income per share (2).........................  $     .33     $    .75    $     .14    $     .37     $    .32
                                                   =========    =========    =========    =========     ========

Shares used in per share calculation (2).........      8,442        7,733        6,405        6,218        5,912
                                                   =========    =========    =========    =========     ========


(in thousands)                                                               June 30,
                                                   ----------------------------------------------------------
                                                     1997          1996         1995         1994         1993
                                                   ---------    ---------    ---------    ---------     ------

Balance Sheet Data:
Cash, cash equivalents and short term investments   $ 18,467     $ 10,975      $ 8,812      $ 6,677      $ 8,350
Working capital..................................     38,931       35,030       19,757       18,772       16,664
Total assets.....................................     59,493       56,352       38,371       29,304       25,892
Long term liabilities............................         --           26          117          203          127
Total shareholders' equity.......................     47,094       42,823       25,678       21,598       19,307

-----------
(1) In June 1995 the Company acquired SILMA Incorporated and incurred a charge of $3.0 million for acquired in-process research and development in connection with such purchase. See Note 2 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consoldiated Financial Statements for a discussion of the computation of net income per share.

                                                                    Exhibit 13.1

Quarterly Results of Operations (Unaudited)

     The Company  operates  and  reports  financial  results  ending on the last
Saturday of a thirteen week period for each of its first three fiscal quarters and at June 30 for its fiscal year end. For convenience, the Company has indicated in this annual report its fiscal quarters end on March 31, December
31, and September 30.


                                                                         Three Months Ended
                                               ----------------------------------------------------------------------------
   (in thousands, except per share data)       Jun.30    Mar. 31,  Dec. 31, Sep. 30, Jun. 30,  Mar. 31,   Dec. 31,  Sep. 30,
                                                1997      1997      1996      1996     1996      1996      1995      1995
                                               ------   -------   -------   -------   -------   -------   ------    -----


   Net revenues.............................  $ 24,339   21,104    18,887    18,437  $ 20,358  $ 20,800  $ 20,743   $19,671
   Cost of revenues.........................    14,164   12,299    11,239    11,059    11,679    11,852    11,923    11,358
                                                ------    ------   ------    ------    ------    ------    ------    ------
     Gross margin...........................    10,175    8,805     7,648     7,378     8,679     8,948     8,820     8,313
   Operating expenses:
     Research, development and engineering..     2,681    2,305     2,054     1,976     1,967     2,112     2,073     1,946
     Selling, general and administrative....     5,674    5,474     5,328     5,152     5,289     5,126     4,985     4,801
                                                 -----    -----    ------    ------    ------    -------    -----     -----
       Total operating expenses.............     8,355    7,779     7,382     7,128     7,256     7,238     7,058     6,747

   Operating income.........................     1,820    1,026       266       250     1,423     1,710     1,762     1,566

   Interest income, net.....................       226      181       163       134       152       210        33       101
                                                 -----     -----    ------    ------    ------    ------    -----     -----
   Income before provision income taxes.....     2,046    1,207       429       384     1,575     1,920     1,795     1,667
   Provision for income taxes...............       654      362       155       138       255       325       312       288
                                                ------    -----    ------    ------    ------    ------    ------    ------
   Net income...............................    $1,392    $ 845    $  274    $  246    $1,320    $1,595    $1,483    $1,379
                                                ======    =====    ======    ======    ======    ======    ======    ======

    Net income per share....................    $  .17    $ .10    $  .03    $  .03    $  .16    $  .19    $  .20    $  .20
                                                ======    =====    ======    ======    ======    ======    ======    ======


As a Percentage of Net Revenues:
   Net revenues.............................     100.0%    100.0%    100.0%    100.0%    100.0%   100.0%    100.0%    100.0%
   Cost of revenues.........................      58.2      58.3      59.5      60.0      57.4     57.0      57.5      57.7
                                                  ----    ------   -------   -------   -------   ------    ------    ------
     Gross margin...........................      41.8      41.7      40.5      40.0      42.6     43.0      42.5      42.3
   Operating expenses:
     Research, development and engineering..      11.0      10.9      10.9      10.7       9.6     10.2      10.0       9.9
     Selling, general and administrative....      23.3      25.9      28.2      27.9      26.0     24.6      24.0      24.4
                                                ------    ------   -------   -------   -------   ------    ------    ------
       Total operating expenses.............      34.3      36.8      39.1      38.6      35.6     34.8      34.0      34.3

   Operating income.........................       7.5       4.9       1.4       1.4       7.0      8.2       8.5       8.0

   Interest income, net.....................       0.9       0.8       0.9       0.7       0.7      1.0       0.2       0.5
                                                ------    ------   -------   -------   -------   ------    ------    ------
   Income before provision for income taxes.       8.4       5.7       2.3       2.1       7.7      9.2       8.7       8.5
   Provision for income taxes...............       2.7       1.7       0.8       0.8       1.2      1.5       1.5       1.5
                                                ------    ------   -------   -------   -------   ------    ------    ------
   Net income...............................       5.7%      4.0%      1.5%      1.3%      6.5%     7.7%      7.2%      7.0%
                                                ======    ======   =======   =======   =======   ======    ======    ======


Market for Registrant's Common Stock and Related Shareholder Matters

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol ADTK since the Company's initial public offering on December
15, 1995. The following table reflects the range of high and low sale prices as reported on the Nasdaq National Market for the quarters ended:

                                                                      Three  Months Ended
                                               -------------------------------------------------------------------
                                               Jun.30,  Mar. 31,   Dec. 31, Sep. 30, Jun. 30,  Mar. 31,   Dec. 31,
                                                1997      1997      1996      1996     1996      1996      1995
                                               ------   -------   -------   -------   -------   -------   -----

                  High......................   $ 10.00  $  8.63   $  8.25   $ 14.00   $20.25    $17.75    $11.25
                  Low.......................   $  6.13    $6.75     $5.88   $  5.00   $12.00    $ 9.25    $ 9.44


         At June 30, 1997, there were approximately 450 shareholders of record. To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Certain statements in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the potential fluctuations in the Company's quarterly and annual results of operations; the cyclicality of capital spending of the Company's customers; the Company's dependence on the continued growth of the intelligent automation market; the risks associated with sole or single sources of supply and lengthy procurement lead times; the Company's highly competitive industry; rapid technological change within the Company's industry; the lengthy sales cycles for the Company's products; the risks associated with reliance on system integrators; the risks associated with international sales and purchases; the risks associated with potential acquisitions and the need to manage growth; the risks associated with new product development and the need to manage product transitions, including any difficulties or delays in the development, production, testing and marketing of the Company's new products under development; the Company's dependence on retention and attraction of key employees; the risks associated with product defects; the Company's dependence on third-party relationships; the uncertainty of patent and proprietary technology protection and third party intellectual property claims; changes in, or failure or inability to comply with, government regulations; general economic and business conditions; the failure of any new products to be accepted in the marketplace; decreased investment in robotics generally, and in the Company's intelligent automation products particularly, as a result of general or specific economic conditions or conditions affecting any of the Company's primary markets; decreased acceptance of the Company's current products in the marketplace, and the other factors referenced in this Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Annual Report on Form 10-K for the year ended June 30, 1997, in particular the section titled "Significant Fluctuations in Operating Results."


OVERVIEW

The Company designs, manufactures and markets intelligent automation software and hardware products for assembly, material handling and packaging applications. The Company's products currently include machine controllers for robot mechanisms and other flexible automation equipment, machine vision systems, simulation software and a family of mechanisms including robots, linear modules and vision-based flexible part feeders. In addition, the Company recently introduced a new line of Cartesian scalable robots targeted for the electronics and assembly applications markets. In recent years, the Company has expanded its robot product lines, developed advanced software and sensing technologies that have enabled robots to perform a wider range of functions, and the Company has expanded its channel of system integrators. The Company has also expanded its international sales and marketing operations. As a result of these developments, the nature and composition of the Company's revenues have changed over time. Specifically, software license and service revenues, although still relatively insignificant, have increased as a percentage of total revenues, and international sales now comprise a significant portion of the Company's revenues.

The Company sells its products through system integrators, its direct sales force and OEMs. System integrators and OEMs add application-specific hardware and software to the Company's products, thereby enabling the Company to provide solutions to a diversified industry base, including the electronics, telecommunications, appliances, pharmaceutical, food processing and automotive components industries. Net revenues have increased in each of the Company's last three years; however, there can be no assurance that the Company's net revenues will continue to grow or that the Company will be profitable in future periods. Accordingly, the Company's historical results of operations should not be relied upon as an indication of future performance.

This discussion summarizes the significant factors affecting the Company's consolidated operating results, financial condition, liquidity and cash flow during the three year period ended June 30, 1997 (i.e., 1997, 1996, and 1995). This discussion should be read in conjunction with the consolidated financial statements and financial statement footnotes included in this annual report.


Results of Operations

Comparison of 1997 to 1996

Net revenues. The Company's net revenues increased by 1.5% to $82.8 million in 1997 from $81.6 million in 1996. The first half of 1997 saw an overall decline in net revenues from the comparable period in 1996 as product sales fell, particularly sales of motion controllers in the Company's international markets and to a lesser extent, to decreased service and upgrade revenues, partially offset by an increase in robot sales. A strong domestic market and gradual recovery in the international markets during the second half of 1997 resulted in increased revenues for the comparable period of 1996, bringing total net revenues for 1997 slightly above the 1996 level. The recovery in total revenues during the second half of 1997 reflected growth in robot sales and a return of motion controller sales comparable to the same levels of the second half period of 1996, as well as increases in service and upgrade revenues as compared to both the first half of 1997 and the second half of 1996. International sales, including sales to Canada, were $29.6 million or 35.8% of net revenues in 1997, as compared with $32.2 million or 39.4% of net revenues in 1996.

Gross margin. Gross margin was 41.1% in 1997 compared to 42.6% in 1996. The decrease in gross margin percentage was primarily attributable to higher sales of lower margin mechanism systems and to lower sales of higher margin motion controller products. In addition, sales of lower margin mechanical subsystems sourced from third parties increased during the year. These declines in gross margin were partially offset by increased gross margin on service and upgrade revenues, and to a lesser extent, to increased gross margin from software products, including simulation software products from the Company's Silma business. The Company expects that it will continue to experience fluctuations in gross margin percentage due to changes in its sales and product mix.

Research, Development and Engineering expenses. Research, development and engineering expenses increased by 11.3% to $9.0 million in 1997 from $8.1 million in 1996. As a percentage of net revenues, research, development and engineering expenses increased to 10.9% in 1997 from 9.9% in 1996, primarily because of increases in compensation related expenses, including consulting expenses, decreased third party development funding and to a lesser extent, to increased project material spending. Research, development and engineering expenses in 1997 were partially offset by $767,000 of third party development funding as compared with $1.1 million of third party development funding in 1996. The Company expects that it will continue to receive third party development funding from the federal and California state governments as well as other third parties during 1998 and that such funding will be comparable to funding received in 1997. However, there can be no assurance that any funds budgeted by either government or other third parties for the Company's development projects will not be curtailed or eliminated at any time.

Selling, General and Administrative expenses. Selling, general and administrative expenses increased 7.1% to $21.6 million or 26.1% of net revenues in 1997 from $20.2 million or 24.8% of net revenues in 1996. This increased spending was primarily attributable to investments in new product launches and promotions, higher depreciation expenses, increased headcount and related expenses and to a lesser extent, to employee merit compensation adjustments and additional administrative expenses associated with being a public company. The Company expects that selling, general and administrative expenses will continue to increase in absolute dollars in future periods, although as a percentage of net revenues, selling, general and administrative expenses may fluctuate in future periods.

Interest Income, Net. Interest income, net in 1997 was $704,000, compared to $496,000 in 1996. The increase was due to higher levels of available invested funds, partially offset by lower investment yields in 1997.

Provision for Income Taxes. The Company's effective tax rate for 1997 was 32%, compared to 17% for 1996. The Company's tax rate for 1997 differs from the statutory income tax rate primarily due to the benefit of federal and state tax credits. The Company's 17% tax rate for 1996 differed from the combined federal and state statutory income tax rate primarily due to the utilization of tax credit carryforwards and to a reduction in the valuation allowance for deferred tax assets.

Derivative Financial Instruments. The Company makes yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. At certain times the Company has entered into forward foreign exchange contracts, primarily to hedge against the short term impact of foreign currency fluctuations on purchases denominated in yen. The maturities of the forward foreign exchange contracts are short term in nature, generally less than 90 days. The Company also sells its products to certain Japanese customers in yen. Depending on the ratio of yen-denominated purchases to yen-denominated sales, the Company may engage in additional hedging transactions in the future. Notwithstanding these precautions, however, the Company remains subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies.


Comparison of 1996 to 1995

Net revenues. The Company's net revenues increased by 38.1% to $81.6 million in 1996 from $59.1 million in 1995. The growth in net revenues was primarily attributable to higher shipments of existing products, increased service and upgrade revenues and, to a lesser extent, to increased net revenues from simulation software. International sales, including sales to Canada, were $32.2 million or 39.4% of net revenues in 1996 as compared with $24.0 million or 40.6% of net revenues in 1995.

Although net revenues increased in 1996, the Company did experience moderation in its overall growth rate in the second half of 1996 as compared to the Company's growth rate in prior quarters. See "Significant Fluctuations in Operating Results." In addition, although the Company's Silma business contributed to the Company's overall revenue growth in 1996, in the fourth quarter of 1996 the Silma business experienced lower revenues due to unexpected competitive pressures and organizational issues.

Gross margin. Gross margin was 42.6% in 1996 and 41.1% in 1995. The increase in gross margin was primarily attributable to higher gross margins on simulation software products from Silma, which the Company acquired in June 1995.

Research, Development and Engineering expenses. Research, development and engineering expenses increased by 22.7% to $8.1 million in 1996 from $6.6 million in 1995. The increase in research, development and engineering expenses is primarily attributable to the addition of the research and development expenses of the Company's Silma business. The increase in research, development and engineering expenses for 1996 was partially offset by $1.1 million of third party development funding as compared with only $250,000 of third party development funding in 1995. As a percentage of net revenues, research, development and engineering expenses decreased to 9.9% in 1996 from 11.2% in 1995, primarily because the increase in research, development and engineering expenses was more than offset by the increase in net revenues.

Selling, General and Administrative expenses. Selling, general and administrative expenses increased 37.2% to $20.2 million or 24.8% of net revenues in 1996 from $14.7 million or 24.9% of net revenues in 1995. This increased spending was primarily attributable to the addition of the Company's Silma business, and to a lesser extent, to increased headcount and sales commissions associated with the Company's higher revenue levels, additional administrative expenses associated with being a public company and a higher employee incentive bonus accrual. The increase in the incentive bonus accrual was primarily attributable to higher operating profitability in 1996 as compared with 1995.

Interest Income, Net. Interest income, net in 1996 was $496,000, compared to $440,000 in 1995. The increase was due to additional interest income earned by the investment of cash proceeds from the sale of common stock in the Company's initial public offering in December 1995, partially offset by lower investment yields in 1996.

Provision for (Benefit from) Income Taxes. The Company's effective tax rate in 1996 was 17%. The Company's tax rate differed from the statutory income tax rate primarily due to the utilization of tax credit carryforwards and to a reduction in the valuation allowance for deferred tax assets, partially offset by state income taxes and taxes on the Company's foreign operations. The Company recorded a tax benefit of ($496,000) in 1995 due to the utilization of net operating loss carryforwards and a reduction in the valuation allowance for deferred tax assets, offset by the tax impact of the nondeductible charge for acquired in-process research and development made in connection with the acquisition of Silma in June 1995.

Derivative Financial Instruments. The Company makes yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. In 1995, the Japanese yen strengthened substantially against the dollar, resulting in material unfavorable foreign exchange transactions included in cost of revenues.


Significant Fluctuations in Operating Results

The Company's operating results have historically been, and will continue to be, subject to significant quarterly and annual fluctuations due to a number of factors, including fluctuations in capital spending domestically and internationally or in one or more industries to which the Company sells its products, new product introductions by the Company or its competitors, changes in product mix and pricing by the Company, its suppliers or its competitors, availability of components and raw materials, failure to manufacture a sufficient volume of products in a timely and cost-effective manner, failure to introduce new products on a timely basis, failure to anticipate changing customer product requirements, lack of market acceptance or shifts in the demand for the Company's products, changes in the mix of sales by distribution channel, changes in the spending patterns of the Company's customers, and extraordinary events such as litigation or acquisitions. The Company's gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems sourced from third parties, and higher margin software products. The Company's operating results will also be affected by general economic and other conditions affecting the timing of customer orders and capital spending. The Company generally recognizes product revenue upon shipment or, for certain international sales, upon receipt by the customer. The Company's net revenues and results of operations for a period will therefore be affected by the timing of orders received and orders shipped during such period. A delay in shipments near the end of a period, due for example to delays in product development or delays in obtaining materials, could materially adversely affect the Company's business, financial condition and results of operations for such period. Moreover, continued investments in research and development, capital equipment and ongoing customer service and support capabilities will result in significant fixed costs which the Company will not be able to reduce rapidly and, therefore, if the Company's sales for a particular period are below expected levels, the Company's business, financial condition and results of operations for such period could be materially adversely affected. In addition, while in some years revenue from international sales has helped buffer the Company against slowdowns in U.S. capital spending, in other years the higher costs associated with international sales, combined with downturns in international markets, have adversely affected the Company's results of operations. There can be no assurance that the Company will be able to increase or sustain profitability on a quarterly or annual basis in the future.

The Company has experienced and is expected to continue to experience seasonality in product bookings. The Company has typically had higher bookings for its products during the June quarter of each year and lower bookings during the September quarter of each year, due primarily to the slowdown in sales to European markets. The Company has generally been able to maintain revenue levels during the September quarter by utilizing backlog from the June quarter. In the event bookings for the Company's products in the June quarter are lower than anticipated and the Company's backlog at the end of the June quarter is insufficient to compensate for lower bookings in the September quarter, the Company's results of operations for the September quarter and future quarters could be materially adversely affected. In fact, in the June quarter of 1996, sales were lower than anticipated due to competitive pressures and organizational issues with respect to the Company's Silma business. In addition, in the September quarter of fiscal 1997, sales to European and other international markets decreased substantially, as several large orders were delayed by customers. The decrease in product bookings resulted in decreased net revenues for the September quarter of fiscal 1997. Entering into the new year, the Company's backlog is up significantly from where it began the prior year. However, in the event product bookings and net revenues for any quarter are insufficient to compensate for the lower product bookings in a prior quarter, the Company's results of operations for that quarter and future quarters could be materially adversely affected.

In addition, a significant percentage of the Company's product shipments occur in the last month of each quarter. Historically this has been due to a lack of component availability from sole or single source suppliers or, with respect to components with long procurement lead times, due to inaccurate forecasting of the level of demand for the Company's products or of the product mix for a particular quarter. The Company has therefore from time to time been required to utilize components and other materials for current shipments which were scheduled to be incorporated into products to be shipped in subsequent periods. If the Company were unable to obtain additional components or mechanical subsystems to meet increased demand for its products, or to meet demand for a product mix which differed from the forecasted product mix, or if for any reason the Company failed to ship sufficient product prior to the end of the quarter, the Company's business, financial condition and results of operations could be materially adversely affected.


Impact of Inflation

The effect of inflation on the Company's business and financial position has not been significant to date.


Liquidity and Capital Resources

The Company completed its initial public offering of common stock in December 1995, raising approximately $10.0 million net of offering expenses. As of June 30, 1997, the Company had working capital of approximately $38.9 million, including $11.1 million in cash and cash equivalents and $7.4 million in short term investments. The Company also had long term investments in obligations of U.S. government agencies of $1.0 million.

The Company's cash requirements during the year ended June 30, 1997 were met primarily through cash provided by operations and to a lesser extent, to cash provided by financing activities. Cash, cash equivalents and investments increased $8.5 million from June 30, 1996 primarily as a result of $8.7 million of cash generated from operating activities, $1.4 million in financing activities, offset by $1.6 million of capital expenditures.

Net cash provided by operating activities was primarily attributable to net income adjusted by depreciation and amortization, and the decrease in accounts receivable arising from significant improvements in collection efforts as evidenced by a reduction in day sales outstanding to 62 days in 1997 from 85 days in 1996. Additionally, inventory reductions contributed to the increase in cash. Financing activities consisted mainly of proceeds from employee stock incentive and purchase plans.

The Company believes that the existing cash and cash equivalent balances as well as short term investments and anticipated cash flow from operations will be sufficient to support the Company's working capital requirements for at least the next twelve months.


New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" and Statement of Financial Accounting Standards No. 129 (SFAS 129), "Disclosure of Information about Capital Structure," both of which are required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirement for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact to the Company will be an increase in net income per share of $.01 and $.07 for 1997 and 1996, respectively. The impact of SFAS 128 on the calculation of fully diluted earnings per share for these periods is not expected to be material.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS
(in thousands)
                                                                              June 30,   June 30,
                                                                                1997       1996
                                                                             --------   --------
ASSETS
Current assets:
        Cash and cash equivalents                                            $ 11,101   $  8,075
        Short term investments                                                  7,366      2,900
        Accounts receivable, less allowance for doubtful accounts of
                $449 in 1997 and $465 in 1996                                  17,250     20,495
        Inventories                                                            13,096     14,808
        Deferred tax assets and prepaid expenses                                2,517      2,255
                                                                             --------   --------
                        Total current assets                                   51,330     48,533

Property and equipment, net                                                     5,228      5,731

Long term investments                                                           1,000       --

Intangible assets related to acquisition of Silma Incorporated, net of
                accumulated amortization of $642 in 1997 and  $306 in 1996        774      1,167
Other assets                                                                    1,161        921
                                                                             --------   --------
                        Total assets                                         $ 59,493   $ 56,352
                                                                             ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
        Accounts payable                                                     $  3,927   $  6,894
        Accrued payroll and related expenses                                    2,311      2,635
        Accrued warranty                                                        1,846      1,387
        Accrued customer rebates                                                  143         99
        Deferred revenue                                                        1,138        561
        Other accrued liabilities                                               3,007      1,839
        Current portion of obligations under capital leases                        27         88
                                                                             --------   --------
                        Total current liabilities                              12,399     13,503

Obligations under capital leases                                                 --           26
Commitments and contingencies
Shareholders' equity:
        Preferred stock, no par value:
                5,000 shares authorized, none issued and outstanding             --         --
        Common stock, no par value:
                25,000 shares authorized;  8,240 issued
                        and outstanding in 1997, and 7,869 in 1996             46,897     45,383
        Retained earnings (deficit)                                               197     (2,560)
                                                                             --------   --------
                        Total shareholders' equity                             47,094     42,823
                                                                             --------   --------
                        Total liabilities and shareholders' equity           $ 59,493   $ 56,352
                                                                             ========   ========

See accompanying note.

                                                                    Exhibit 13.1
                             ADEPT TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS


(in thousands, except per share data)
                                                       Year Ended June 30,
                                                --------------------------------
                                                   1997       1996       1995
                                                --------   --------   --------

Net revenues                                    $ 82,767   $ 81,572   $ 59,069
Cost of revenues                                  48,761     46,812     34,788
                                                --------   --------   --------
Gross margin                                      34,006     34,760     24,281
Operating expenses:
        Research, development and engineering      9,016      8,098      6,598
        Selling, general and administrative       21,628     20,201     14,722
        Acquired in-process research
                and development                     --         --        2,972
                                                --------   --------   --------
Total operating expenses                          30,644     28,299     24,292
                                                --------   --------   --------
Operating income (loss)                            3,362      6,461        (11)

Interest income                                      717        540        476

Interest expense                                      13         44         36
                                                --------   --------   --------
Income before provision for income taxes           4,066      6,957        429

Provision for (benefit from) income taxes          1,309      1,180       (496)
                                                --------   --------   --------
Net income                                      $  2,757   $  5,777   $    925
                                                ========   ========   ========
Net income per share                            $    .33   $    .75   $    .14
                                                ========   ========   ========

Shares used in computing net income per share      8,442      7,733      6,405
                                                ========   ========   ========

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(in thousands)                                                                  Year Ended June 30,
                                                                          ------------------------------
                                                                             1997        1996       1995
                                                                          --------    --------    --------
Operating activities
        Net income                                                        $  2,757    $  5,777    $    925
        Adjustments to reconcile net income to net cash
                provided by (used in) operating activities:
                Depreciation and amortization                                2,981       2,364       1,533
                (Gain) loss on disposal of property and equipment              316         (45)         87
                Acquired in-process research and development                  --          --         2,972
                Tax benefit from stock plans                                    73         367        --
                Changes in operating assets and liabilities:
                        Accounts receivable                                  3,245      (6,903)     (1,206)
                        Inventories                                          1,044      (6,853)     (1,491)
                        Deferred tax assets and prepaid expenses              (262)     (1,113)       (406)
                        Other assets                                          (411)       (317)       (620)
                        Accounts payable                                    (2,967)        109       3,887
                        Accrued payroll and related expenses                  (324)        621          (2)
                        Accrued warranty                                       459         361         315
                        Accrued customer rebates                                44        (545)        176
                        Deferred revenue                                       577         153        (189)
                        Other accrued liabilities                            1,174         388         151
                                                                          --------    --------    --------
                Total adjustments                                            5,949     (11,413)      5,207
                                                                          --------    --------    --------
        Net cash provided by (used in) operating activities                  8,706      (5,636)      6,132
                                                                          --------    --------    --------

Investing activities
        Purchase of property and equipment, net                             (1,631)     (2,968)     (2,040)
        Proceeds from the sale of property and equipment                        63          58          24
        Purchases of long term available for sale investments               (1,000)       --          --
        Purchases of short term available for sale investments             (20,123)    (13,500)     (2,900)
        Sales of short term available for sale investments                  15,657      13,500        --
        Cash paid for acquisition, net of cash received                       --          --        (1,818)
                                                                          --------    --------    --------
        Net cash used in investing activities                               (7,034)     (2,910)     (6,734)
                                                                          --------    --------    --------
Financing activities
        Principal payment for capital lease obligations                        (87)       (292)       (186)
        Proceeds from common stock issued under initial public offering       --        10,028        --
        Proceeds from employee stock incentive program, employee
                stock purchase plan, net of repurchases, cancellations,
                and payments of notes receivable from shareholders           1,441         973          23
                                                                          --------    --------    --------
        Net cash provided by (used in) financing activities                  1,354      10,709        (163)
                                                                          --------    --------    --------
Increase (decrease) in cash and cash equivalents                             3,026       2,163        (765)
Cash and cash equivalents, beginning of period                               8,075       5,912       6,677
                                                                          --------    --------    --------
Cash and cash equivalents, end of period                                  $ 11,101    $  8,075    $  5,912
                                                                          ========    ========    ========

Supplemental disclosure of noncash activities:
        Conversion of preferred stock to common stock                     $   --      $ 30,185    $   --
        Inventory capitalized into property, equipment and related tax    $    718    $    873    $   --

Cash paid during the period for:
        Interest                                                          $     13    $     44    $     36
        Taxes                                                             $    638    $  1,781    $     27

There were no new capital leases in 1997, 1996 or 1995. Capital lease obligations of approximately $202 were assumed as part of the Company's acquisition of SILMA Incorporated (see Note 2).

                             See accompanying notes.

                                                                    Exhibit 13.1

                             ADEPT TECHNOLOGY, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)
                                                                Convertible                             Retained
                                                              Preferred Stock          Common Stock     Earnings
                                                             -----------------      -----------------
                                                             Shares     Amount      Shares      Amount  (Deficit)
                                                            ------     -------       -----     ------    -------
Balance at June 30, 1994                                     4,043    $ 30,185       1,580   $    822   ($ 9,262)

        Common stock issued under
                employee stock incentive program              --          --            18         23       --
        Common stock issued in connection
                with acquisition                              --          --           522      3,132       --
        Net income                                            --          --            --         --        925
                                                            ------     -------       -----     ------      -------
Balance at June 30, 1995                                     4,043      30,185       2,120      3,977     (8,337)

        Common stock issued under initial public
                offering net of issuance costs                --          --         1,250     10,028       --
        Conversion of preferred stock to common stock       (4,043)    (30,185)      4,067     30,185       --
        Common stock issued under employee stock
                incentive program, employee
                stock purchase plan, net of repurchase,
                cancellations, and payments of notes
                receivable from shareholders                  --          --           432        826       --
        Tax benefit from stock plans                          --          --          --          367       --
        Net income                                            --          --          --         --        5,777
                                                            ------     -------       -----     ------      -------

Balance at June 30, 1996                                      --          --         7,869     45,383     (2,560)

        Common stock issued under employee stock
                incentive program and  employee
                stock purchase plan                           --          --           371      1,441       --
        Tax benefit from stock plans                          --          --          --           73       --
        Net income                                            --          --          --         --        2,757
                                                            ------     -------       -----     ------      -------

Balance at June 30, 1997                                      --      $   --         8,240   $ 46,897     $   197
                                                            ======     =======       =====     ======     =========


                                                           Notes
                                                         Receivable        Total
                                                            From        Shareholders'
                                                        Shareholders       Equity
                                                           -------     -------

Balance at June 30, 1994                                  ($   147)   $ 21,598

        Common stock issued under
                employee stock incentive program              --            23
        Common stock issued in connection
                with acquisition                              --         3,132
        Net income                                            --           925
                                                           -------     -------
Balance at June 30, 1995                                     (147)      25,678

        Common stock issued under initial public
                offering net of issuance costs                --        10,028
        Conversion of preferred stock to common stock         --          --
        Common stock issued under employee stock
                incentive program, employee
                stock purchase plan, net of repurchase,
                cancellations, and payments of notes
                receivable from shareholders                  147          973
        Tax benefit from stock plans                          --           367
        Net income                                            --         5,777
                                                           -------     -------
                                                              --        42,823
Balance at June 30, 1996

        Common stock issued under employee stock
                incentive program and  employee
                stock purchase plan                           --         1,441
        Tax benefit from stock plans                          --            73
        Net income                                            --         2,757
                                                           -------      -------
Balance at June 30, 1997                                  $   --      $ 47,094
                                                           =======      =======

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

Basis of Presentation
    The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned international subsidiaries, and SILMA Incorporated ("Silma"), acquired by the Company on June 28, 1995 (see Note 2).
All material intercompany accounts and transactions have been eliminated.

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

Foreign Currency Translation
    The Company applies Financial Accounting Standards Board Statement No. 52 (SFAS 52), "Foreign Currency Translation," with respect to its international operations, which are sales and service entities. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates, and revenues and expenses are remeasured at average exchange rates in effect during the period. Gains or (losses) which result from the process of remeasuring foreign currency financial statements in U.S. dollars were ($141,000), ($105,000) and $38,000 in 1997, 1996 and 1995, respectively.
Transaction gains and (losses) were $8,000, $70,000, and ($59,000) in 1997, 1996 and 1995, respectively.

Cash, Cash Equivalents and Investments
    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments in marketable securities consist principally of debt instruments with maturities between three and twelve months. Long-term investments in marketable securities consist of debt instruments with maturities exceeding twelve months. Investments are classified as held-to-maturity, trading, or available-for-sale at the time of purchase.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    At June 30, 1997 and 1996, all of the Company's investments in marketable securities were classified as available-for-sale and were carried at fair market value which approximated cost. Material unrealized gains and losses, if any, would have been recorded in shareholders' equity. Fair market value is based on quoted market prices on the last day of the fiscal year. The cost of the securities is based upon the specific identification method.


(in thousands)                                                   June 30,
                                                          ----------------------
                                                            1997           1996
                                                          -------         ------

Cash and cash equivalents
    Cash .........................................        $ 1,913        $ 1,486
    Money market funds ...........................            602          1,143
    Commercial paper .............................          8,586          5,446
                                                          -------        -------
Cash and cash equivalents ........................        $11,101        $ 8,075
                                                          =======        =======
Short-term investments
    Commercial paper .............................        $ 3,466        $  --
    Government agency notes ......................          1,000          1,000
    Market auction preferred stock ...............          2,900          1,900
                                                          -------        -------
Short-term investments ...........................        $ 7,366        $ 2,900
                                                          =======        =======
       Long-term investments
           Government agency notes................        $ 1,000        $    --
                                                          =======        =======

     Realized gains or losses, interest, and dividends are included in interest income. In 1997, 1996 and 1995, realized and unrealized gains or losses from available-for-sale securities were not material.

Inventories
    Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out method. The components of inventories are as follows:

         (in thousands)                                         June 30,
                                                        ------------------------
                                                           1997           1996
                                                        ---------       --------
         Raw materials...........................       $   6,323      $   9,488
         Work-in-process.........................           3,509          3,069
         Finished goods..........................           3,264          2,251
                                                        ---------      ---------
                                                        $  13,096      $  14,808
                                                        =========      =========


Property and Equipment
    Property and equipment are recorded at cost. The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations, such as property and equipment, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The adoption had no material effect on the Company's financial statements.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




    The components of property and equipment are summarized as follows:

     (in thousands)                                         June 30,
                                                    ---------------------------
                                                       1997              1996
                                                    ---------         ---------
     Cost:
         Machinery and equipment..................  $  11,008         $   9,946
         Computer equipment.......................      5,211             4,406
         Office furniture and equipment...........      2,193             2,177
                                                    ---------         ---------
                                                       18,412            16,529

     Accumulated depreciation and amortization ...     13,184            10,798

     Net property and equipment .................. $    5,228         $   5,731
                                                    =========        ==========

    Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Assets under capital leases are depreciated over the shorter of the asset life or the remaining lease term.

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

    The Company recognizes software revenue, primarily related to its simulation software products, in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on Software Revenue Recognition. License revenue is recognized on shipment of the product provided that no significant vendor or post-contract support obligations remain and that collection of the resulting receivable is deemed probable by management. Insignificant vendor and post-contract support obligations are accrued upon shipment. Service revenue includes training, consulting and customer support. Revenues from training and consulting are recognized at the time the service is performed.

    Deferred revenue primarily relates to software support contracts sold under separate arrangements with customers. The term of the software support contract is generally one year, and the Company recognizes the associated revenue on a pro rata basis over the life of the contract.

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

Research, Development and Engineering Costs
    Research, development and engineering costs, other than purchased computer software, are charged to expense when incurred. The Company has received third party funding of $767,000, $1,081,000 and $250,000 in years 1997, 1996 and 1995, respectively. The Company has offset research, development and engineering expenses by the third party funding, as the third party funding is based upon research and development expenditures and the Company retains the rights to any technology that is developed.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Software Development Costs
    The Company capitalizes software development costs incurred subsequent to the time the product reaches technical feasibility. All capitalized internally developed software costs and purchased software costs are amortized to the cost of revenues on a straight-line basis based on the estimated useful lives of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Capitalized internally developed software and purchased software are stated at the lower of amortized cost or net realizable value. Capitalized and purchased software are included in intangible assets.

    For 1997, 1996 and 1995, software amortization was $180,000, $180,000 and $0, respectively. Unamortized software development costs at June 30, 1997 and 1996 were approximately $ 538,000 and $718,000, respectively

Intangible Assets Related to Acquisition of Silma
    Intangible assets related to the acquisition of Silma in 1995 included goodwill of $486,000, purchased software of $898,000 and a non-compete agreement of $89,000. Goodwill is amortized on a straight-line basis over an estimated useful life of five years. The non-compete agreement was fully amortized at June 30, 1997.

Advertising costs
    Advertising costs are recorded as an expense as incurred. Advertising costs were $217,000, $229,000 and $284,000 in 1997, 1996 and 1995, respectively. The
Company does not incur any direct response advertising costs.

Income Taxes
    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, the liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation
    In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", which provides an alternative to APB Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees", in accounting for stock issued to employees. The Company has elected to account for stock-based compensation to employees in accordance with Opinion 25, providing only proforma disclosure required by SFAS 123.

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

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirement for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact to the Company will be an incremental increase in net income per share of $.01 and $.07 for 1997 and 1996, respectively. The impact of SFAS 128 on the calculation of fully diluted earnings per share for these periods is not expected to be material.

Reclassification
    Certain amounts presented in the financial statements of prior years have been reclassified to conform to the current presentation for 1997.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.   Acquisition

    In June 1995, the Company acquired SILMA Incorporated ("Silma"), a developer of automation simulation software, for a total acquisition price of $4,976,000. The acquisition price included a cash payment of $1,380,000, and issuance of 521,992 shares of the Company's common stock at a fair market value of $6 per share on the closing date and related acquisition costs of $464,000.

The transaction was accounted for using the purchase method and an independent appraisal was performed for all assets acquired. As a result, $2,972,000 of the purchase price was written off as a one-time charge related to the acquired in-process research and development, and $898,000 was capitalized as completed software. The completed software along with the excess cost over the fair value of net assets acquired for the acquisition is being amortized on a straight-line basis over estimated useful lives ranging from three to five years. The acquired operation is included in the consolidated statements of operation from the date of acquisition.

3.  Derivative Financial Instruments

    The Company from time to time may enter into forward foreign exchange contracts primarily to hedge against the short term impact of foreign currency fluctuations of purchase commitments denominated in yen. The maturities of the forward exchange contracts are short term in nature, generally 90 days. Because the impact of movements in currency exchange rates on forward foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized and unrealized gains and losses on instruments that hedge firm commitments are deferred and included in the measurement of the subsequent transaction; however, losses are deferred only to the extent of expected gains on the future commitment.

4.  Commitments and Contingencies

Commitments
    The Company leases certain equipment under capital leases. Capitalized costs of approximately $152,000 and $534,000 are included in property and equipment at June 30, 1997 and 1996, respectively. Accumulated depreciation of the leased equipment amounted to approximately $67,000 and $372,000 for the respective years.

    The  Company's  lease on its major  facility  will expire in December  2000.
Future minimum payments for capital and operating leases as of June 30, 1997 are as follows:
                                                                                               June 30, 1997
                                                                                        ---------------------------
         (in thousands)                                                                   Capital         Operating
                                                                                          Leases           Leases
                                                                                        ---------         ----------

         Fiscal year
              1998....................................................................  $      28         $   1,809
              1999....................................................................         --             1,786
              2000....................................................................         --             1,654
              2001....................................................................         --               840
              2002....................................................................         --                95
              Later years.............................................................         --               256
                                                                                        ---------         ---------
         Total minimum lease payments.................................................         28         $   6,440
                                                                                                          =========
              Less amount representing interest.......................................          1
                                                                                        ---------
Present value of net minimum payments.................................................  $      27
                                                                                        =========

    Total rent expense for all facility and equipment operating leases was approximately $1,665,000, $1,406,000 and $1,195,000 in 1997, 1996 and 1995,
respectively.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingencies
    The Company has from time to time received communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others, or seeking indemnification against such alleged infringement. While it is not feasible to predict or determine the outcome of the actions brought against it, the Company believes the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

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

Stock Option Plans
    The Company's 1983 Employee Stock Incentive Program (the "1983 Plan") was adopted by the Board of Directors in August 1983. The 1983 Plan provided for the grant of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. In general, options and common stock purchased pursuant to stock purchase rights granted under the 1983 Plan vest and become exercisable starting one year after the date of grant, with 25% of the shares subject to the option exercisable at that time and an additional 1/48th of the shares subject to the option becoming exercisable each month thereafter. Upon the voluntary or involuntary termination of employment (including as a result of death or disability) by a holder of unvested shares of the Company's common stock purchased pursuant to stock purchase rights granted under the 1983 Plan, the Company may exercise an option to repurchase such shares at their original issue price. The Board of Directors determines the exercise price which must be at least equal to the fair market value of shares on the date of grant. The 1983 Plan expired according to its terms in August 1993. Currently outstanding options under the 1983 Plan and common stock purchased pursuant to stock purchase rights granted under the 1983 Plan continue to be governed by the terms of the 1983 Plan and by the terms of the respective option and stock purchase and stock restriction agreements between the Company and the holders thereof.

    The Company's 1993 Stock Plan (the "1993 Plan") was adopted by the Board of Directors in April 1993 and approved by the shareholders of the Company in June 1993. The 1993 Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. The terms of the 1993 Plan are similar to the 1983 Plan, and the terms of the options granted under the 1993 Plan generally may not exceed ten years. The Board of Directors determines the exercise price which must be at least equal to the fair market value of shares on the date of grant.

    The Company's 1995 Director Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in October 1995. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is at the fair market value of the common stock on the date of grant. A

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


total of 150,000 shares of common stock has been reserved for issuance under the Director Plan. At June 30, 1997, 51,000 shares were granted and no shares were exercised.

    The options may be exercised at the time or times determined by the Board of Directors.

    The following table summarizes activities of the stock option plans:

                                                                                Options
                                                 ------------------------------------------------------------------
(in thousands, except per share data)              Available     No. of Shares     Aggregate       Weighted Average
                                                   for Grant      Outstanding        Price          Exercise Price
                                                 ------------    -------------    ------------     ----------------
Balance at June 30, 1994.........................      126               803        $      837         $   1.04
     Additional shares authorized................      375                --                --                --
     Granted.....................................     (280)              280             1,645             5.87
     Canceled....................................       23               (23)              (66)            2.78
     Shares Expired..............................       (6)               --                --                --
     Exercised...................................       --               (18)              (23)            1.35
                                                 ---------         ---------          --------
Balance at June 30, 1995.........................      238             1,042             2,393             2.30
     Additional shares authorized................      800                --                --                --
     Granted.....................................     (203)              203             2,130            10.49
     Canceled....................................       39               (39)             (175)            4.52
     Shares Expired..............................       (1)               --                --                --
     Exercised...................................       --              (382)             (524)            1.37
                                                 ---------         ---------         ---------
Balance at June 30, 1996.........................      873               824             3,824             4.64
     Granted.....................................     (465)              465             3,091             6.65
     Canceled....................................       35               (35)             (269)            7.70
     Exercised...................................       --              (158)             (268)            1.70
                                                 ---------         ---------         ---------
Balance at June 30, 1997.........................      443             1,096         $   6,378         $   5.82
                                                 =========         =========         =========


    The following table summarizes information concerning outstanding and exercisable options at June 30, 1997, (at June 30, 1996, 454,000 stock options were exercisable):

(shares in thousands)                                         Options Outstanding           Options Exercisable
                                                       -----------------------------  -------------------------------
                                                          Weighted
                                                           Average    Weighted                           Weighted
                                                         Remaining     Average                           Average
                                        Numbers         Contractual    Exercise         Numbers          Exercise
    Range of Exercise Prices         Outstanding           Life         Price          Exercisable        Price
    ------------------------         ----------         ----------    ---------       ------------      -----------

       $    .80 - $  3.00                 269               1.02      $   1.17             263          $     1.16
       $   3.01 - $  6.00                 196               2.75      $   5.86             133          $     5.85
       $   6.01 - $  9.00                 540               8.32      $   6.70             118          $     6.74
       $   9.01 - $ 15.00                  48               8.55      $  11.22              17          $    11.17
       $  15.01 - $ 18.25                  43               8.84      $  17.80              13          $    17.84
                                       ------                                              ---
       $    .80 - $ 18.25               1,096               5.56      $   5.82             544          $     4.22
                                       ======                                             =====

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The Company has an option to repurchase all or a portion of the shares, depending on the length of employment, at the original selling price in the event the employee terminates employment. At June 30, 1997 and 1996, respectively, 363 and 439 common shares issued were subject to repurchase under these agreements.

    In August 1997, the Company's Board of Directors approved a 1,000,000 share increase in the number of common shares available for grant under the Company's 1993 Plan. This increase is currently subject to shareholder approval.

Employee Stock Purchase Plan
    The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the shareholders in October 1995. The Purchase Plan has overlapping twelve-month offering periods that begin every six months, starting on the first trading day on or after May 1, and November 1 of each year. Each twelve-month offering period is divided into two six-month purchase periods. The Purchase Plan allows eligible employees, through payroll deductions, to purchase shares of the Company's common stock at 85% of fair market value on either the first day of the offering period or the last day of the purchase period, whichever is lower.

    At June 30, 1997, 300,000 shares of the Company's common stock has been reserved for issuance under the Purchase Plan, of which 283,000 shares have been issued. In August 1997, the Company's Board of Directors approved a 500,000 share increase in the number of common shares to be reserved for issuance under the Purchase Plan. This increase is currently subject to shareholder approval.

Stock Based Compensation
    At June 30, 1997,  the Company has four  stock-based  compensation  plans as
described   above.   The  Company   applies  APB  Opinion  No.  25  and  related
interpretations in accounting for its plans.  Accordingly,  no compensation cost has been  recognized  for its fixed stock  option  plans and its stock  purchase plan. If compensation cost for the Company's stock-based  compensation plans had been determined  consistent with Statement of Financial Accounting Standards No.
123 (SFAS  123),  the  Company's  net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)
                                                                                                 June 30,
                                                                                        ---------------------------
                                                                                           1997              1996
                                                                                        ---------         ---------
Net income                       As reported..........................................  $   2,757         $   5,777
                                 Pro forma ...........................................  $   1,464         $   5,266

Net income per share             As reported..........................................  $     .33         $    .75
                                 Pro forma............................................  $     .17         $    .68

Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during the year ended June 30, 1997 and 1996: risk-free interest rates of 6.63% and 5.95% for 1997 and 1996, respectively; a dividend yield of 0% for both years; a weighted-average expected life of 3.0 and 2.9 years for 1997 and 1996; and a volatility factor of the expected market price of the Company's common stock of .69 for both years. The weighted average grant date fair value of options granted during 1997 and 1996 was $3.26 and $5.19, respectively.

    Compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Sholes model with the following assumptions for these rights granted in 1997 and 1996: a dividend yield of 0% for both years; and expected life of 6 months and 4.5 months for 1997 and 1996; and expected volatility of .69 for both years; and a risk-free interest rate of 5.27% and 5.05% for 1997 and 1996. The weighted average fair market value of the purchase rights granted in 1997 and 1996 was $3.45 and $3.07, respectively.

                                                                    EXHIBIT 13.1
                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

6.  Employee Savings and Investment Plan

    In May 1988, the Company adopted a 401(k) savings and investment plan in which employees are eligible to participate. In 1997, the Company matched the employee's contribution at a rate of $.50 per dollar, to a maximum of $19.23 per person, per week. Through June 30, 1996, the Company's matched the employee's contribution at a rate of $.25 per dollar, to a maximum of $12 per person, per week. The Company's matching contributions were $235,000, $133,000 and $90,000 in 1997, 1996 and 1995, respectively.

7.  Income Taxes

    The provision for (benefit from) income taxes consists of the following:

           (in thousands)                                                           Year Ended June 30,
                                                                       -----------------------------------------
                                                                         1997              1996             1995
                                                                       ---------        ---------         ------
       Current:
           Federal.................................................    $   1,029        $   1,545         $     150
           State...................................................          187              585               241
           Foreign.................................................          187              250               113
                                                                       ---------        ---------         ---------
       Total current...............................................        1,403            2,380               504
       Deferred:
           Federal.................................................          (78)          (1,160)             (822)
           State...................................................          (16)             (40)             (178)
                                                                       ----------        --------         ---------
       Total deferred..............................................          (94)          (1,200)           (1,000)
                                                                       ----------       ---------         ---------
       Provision for (benefit from) income taxes...................    $   1,309        $   1,180         $    (496)
                                                                       =========        =========         ==========

    The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to income before provision for income taxes is explained below:

       (in thousands)                                                               Year Ended June 30,
                                                                       -----------------------------------------
                                                                         1997              1996             1995
                                                                       ---------        ---------         ------
       Tax at federal statutory rate...............................    $   1,382        $   2,366         $     146
       Tax benefits of net operating loss carryforward utilization.           --           (1,149)           (1,158)
       Nondeductible charge for purchased research and development.           --               --             1,010
       Adjustment of valuation allowance...........................           --             (805)           (1,000)
       State taxes, net of federal benefit.........................          113              360               241
       Impact of temporary differences.............................           --               --               276
       Foreign taxes...............................................          132              173                --
       Tax credits.................................................         (373)              --                --
       Other.......................................................           55              235               (11)
                                                                       ---------        ---------         ----------
       Provision for (benefit from) income taxes...................    $   1,309        $   1,180         $    (496)
                                                                       =========        =========         ==========


    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                    EXHIBIT 13.1

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (in thousands)                                                                              June 30,
                                                                                        ------------------------
                                                                                           1997             1996
                                                                                        ---------         ------
     Deferred tax assets:
           Net operating loss carryforwards...........................................  $     650        $      800
           Tax credit carryforwards...................................................        550               500
           Inventory valuation accounts...............................................        910               950
           Warranty reserves..........................................................        700               550
           Other accruals and reserves not currently deductible for tax purposes......        750               780
           Other......................................................................        206               110
                                                                                        ---------         ---------
       Total deferred tax assets......................................................      3,766             3,690
       Valuation allowance............................................................       (784)             (890)
                                                                                        ----------        ---------
       Net deferred tax assets........................................................      2,982             2,800
                                                                                        ----------        ---------

     Deferred tax liabilities:
           Foreign earnings  .........................................................       (144)               --
           Intangible assets..........................................................       (244)             (300)
                                                                                        ----------        ---------
       Net deferred tax liabilities...................................................       (388)             (300)
                                                                                        ----------        ---------

     Total net deferred tax assets....................................................  $   2,594         $   2,500
                                                                                        =========         =========


    The change in the valuation allowance was a net decrease of approximately $2,010,000 for 1996.

    At June 30, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.9 million, which if unused, will expire beginning in 2001. The Company also had credit carryforwards of approximately $550,000, which if unused, will expire beginning in 1998. Utilization of the net operating loss carryforwards and the deduction equivalent of approximately $375,000 of the tax credit carryforwards is limited to approximately $300,000 per year.

    For financial reporting purposes, a valuation allowance of $784,000 has been established to offset the deferred tax assets related to certain tax credits and net operating loss carryforwards. When realized, the tax benefits related to the valuation allowance will be applied to reduce goodwill and other intangible assets related to the acquisition of Silma.

    Pretax  income   (losses)  from  foreign   operations   were   approximately
($271,000), $548,000 and ($257,000) in 1997, 1996 and 1995, respectively.

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

       (in thousands)                                                              Year Ended June 30,
                                                                        1997              1996             1995
                                                                      ---------         ---------        ---------
       United States...............................................      64.2 %            60.6%            59.4%
       International:
           Europe..................................................      30.1              31.7             29.1
           Other international.....................................       5.7               7.7             11.5
                                                                        ------            ------           ------
                                                                        100.0%            100.0%           100.0%
                                                                        ======            ======           ======

    Foreign operations' net revenues have constituted less than 10% of consolidated net revenue to date. Identifiable assets in Europe and Asia contributed approximately 9% and 2%, respectively to the consolidated total assets at both June 30, 1997 and 1996.

    The Company had export sales of approximately 26%, 29% and 32% of the net revenues in 1997, 1996 and 1995, respectively. Approximately 86%, 79% and 66% of the export sales were to Europe in 1997, 1996 and 1995, respectively. The balance of export sales was primarily to Asia and Canada in each of the three fiscal years.

                                                                    Exhibit 13.1
                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Shareholders and Board of Directors
Adept Technology, Inc.

         We have audited the accompanying consolidated balance sheets of Adept Technology, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adept Technology, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles..




Ernst & Young L.L.P.
San Jose, California
July 29, 1997