Form 10-K405, Exhibit 13
period 1998-06-30
ADEPT TECHNOLOGY INC
filed 1998-09-28
CIK 865415

EXHIBIT 13.1

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Shareholders and Board of Directors
Adept Technology, Inc.

     We have audited the accompanying consolidated balance sheets of Adept Technology, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adept Technology, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


Ernst & Young L.L.P.
San Jose, California
July 31, 1998

                                                SELECTED CONSOLIDATED FINANCIAL DATA


(in thousands, except per share data)                                                   Year Ended June 30,
                                                                  -----------------------------------------------------------------
                                                                    1998          1997          1996          1995           1994
                                                                  --------      --------      --------      --------       --------
Results of Operation:
Net revenues ...............................................      $ 98,394      $ 82,767      $ 81,572      $ 59,069       $ 50,618
Cost of revenues ...........................................        56,503        48,761        46,812        34,788         28,089
                                                                  --------      --------      --------      --------       --------
   Gross margin ............................................        41,891        34,006        34,760        24,281         22,529
Operating expenses:
   Research, development and engineering ...................        10,731         9,016         8,098         6,598          7,075
   Selling, general and administrative .....................        25,150        21,628        20,201        14,722         13,486
   Restructuring and other nonrecurring charges (3) ........         2,756          --            --            --             --
   Acquired in-process research and
     development (1) .......................................          --            --            --           2,972           --
                                                                  --------      --------      --------      --------       --------
     Total operating expenses ..............................        38,637        30,644        28,299        24,292         20,561
   Operating income (loss) .................................         3,254         3,362         6,461           (11)         1,968
   Interest income, net ....................................           998           704           496           440            163
                                                                  --------      --------      --------      --------       --------
   Income before provision for income taxes ................         4,252         4,066         6,957           429          2,131
   Provision for (benefit from) income taxes ...............         1,701         1,309         1,180          (496)          (150)
                                                                  --------      --------      --------      --------       --------

   Net income ..............................................      $  2,551      $  2,757      $  5,777      $    925       $  2,281
                                                                  ========      ========      ========      ========       ========


Net income per share (2):
     Basic .................................................      $    .30      $    .34      $    .83      $    .16       $    .41
                                                                  ========      ========      ========      ========       ========
     Diluted ...............................................      $    .29      $    .33      $    .75      $    .15       $    .37
                                                                  ========      ========      ========      ========       ========

Number of shares used in computing per share amounts (2):
     Basic .................................................         8,455         8,062         7,003         5,635          5,618
                                                                  ========      ========      ========      ========       ========
     Diluted ...............................................         8,923         8,442         7,736         6,379          6,192
                                                                  ========      ========      ========      ========       ========



(in thousands)                                                                                June 30,
                                                                 -------------------------------------------------------------------
                                                                  1998           1997           1996           1995           1994
                                                                 -------        -------        -------        -------        -------
Balance Sheet Data:
Cash, cash equivalents and short-term investments .......        $20,903        $18,467        $10,975        $ 8,812        $ 6,677
Working capital .........................................         45,474         38,931         35,030         19,757         18,772
Total assets ............................................         67,958         59,493         56,352         38,371         29,304
Long-term liabilities ...................................           --             --               26            117            203
Total shareholders' equity ..............................         52,669         47,094         42,823         25,678         21,598


-----------------
(1) In June 1995 the Company acquired SILMA Incorporated and incurred a charge of $3.0 million for acquired in-process research and development in connection with such purchase.

(2) See Notes 1 and 8 of Notes to Consolidated Financial Statements for a discussion of the computation of net income per share. The earnings per share amounts prior to 1998 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share and Staff Accounting Bulletin No. 98, Earnings Per share.

(3) During 1998, the Company recorded restructuring and other nonrecurring charges of approximately $2.8 million. See Note 1 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations (Unaudited)

     The Company  operates  and  reports  financial  results  ending on the last
Saturday of a thirteen week period for each of its first three fiscal quarters and at June 30 for its fiscal year end. For convenience, the Company has indicated in this annual report its fiscal quarters end on March 31, December 31 and September 30.

                                                                             Three  Months Ended
                                             --------------------------------------------------------------------------------------
(in thousands, except per share data)        Jun. 30,    Mar. 31,   Dec. 31,   Sep. 30,   Jun. 30,    Mar. 31,  Dec. 31,   Sep. 30,
                                               1998        1998       1997       1997       1997       1997       1996      1996
                                             --------    --------   --------   --------   --------   --------   --------   --------
Net revenues .............................   $ 22,279    $ 23,669   $ 26,464   $ 25,982   $ 24,339   $ 21,104   $ 18,887   $ 18,437
Cost of revenues .........................     13,142      13,445     14,945     14,971     14,164     12,299     11,239     11,059
                                             --------    --------   --------   --------   --------   --------   --------   --------
    Gross margin .........................      9,137      10,224     11,519     11,011     10,175      8,805      7,648      7,378
Operating expenses:
  Research, development and engineering ..      3,055       2,647      2,647      2,382      2,681      2,305      2,054      1,976
  Selling, general and administrative ....      5,788       6,284      6,499      6,579      5,674      5,474      5,328      5,152
  Restructuring and other nonrecurring
    charges ..............................      2,081        --          675       --         --         --         --         --
      Total operating expenses ...........     10,924       8,931      9,821      8,961      8,355      7,779      7,382      7,128
Operating income (loss) ..................     (1,787)      1,293      1,698      2,050      1,820      1,026        266        250
                                             --------    --------   --------   --------   --------   --------   --------   --------
Interest income, net .....................        253         259        230        256        226        181        163        134
                                             --------    --------   --------   --------   --------   --------   --------   --------
Income (loss) before provision for
  income taxes ...........................     (1,534)      1,552      1,928      2,306      2,046      1,207        429        384
Provision for (benefit from) income taxes        (614)        621        771        923        654        362        155        138
                                             --------    --------   --------   --------   --------   --------   --------   --------
Net income (loss) ........................   $   (920)   $    931   $  1,157   $  1,383   $  1,392   $    845   $    274   $    246
                                             ========    ========   ========   ========   ========   ========   ========   ========

Net income (loss) per share:
    Basic ................................   $   (.11)   $    .11   $    .14   $    .17   $    .17   $    .10   $    .03   $    .03
                                             ========    ========   ========   ========   ========   ========   ========   ========
    Diluted ..............................   $   (.11)   $    .10   $    .13   $    .16   $    .16   $    .10   $    .03   $    .03
                                             ========    ========   ========   ========   ========   ========   ========   ========

Number of shares used in computing per
  share amounts:
    Basic ................................      8,679       8,499      8,375      8,265      8,190      8,091      8,039      7,928
                                             ========    ========   ========   ========   ========   ========   ========   ========
    Diluted ..............................      8,679       8,949      8,961      8,829      8,542      8,464      8,393      8,370
                                             ========    ========   ========   ========   ========   ========   ========   ========

As a Percentage of Net Revenues:
  Net revenues ...........................      100.0%      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
  Cost of revenues .......................       59.0        56.8       56.5       57.6       58.2       58.3       59.5       60.0
                                             --------    --------   --------   --------   --------   --------   --------   --------
    Gross margin .........................       41.0        43.2       43.5       42.4       41.8       41.7       40.5       40.0
  Operating expenses:
    Research, development and
      engineering ........................       13.7        11.2       10.0        9.2       11.0       10.9       10.9       10.7
    Selling, general and administrative ..       26.0        26.5       24.6       25.3       23.3       25.9       28.2       27.9
    Restructuring and other nonrecurring
      charges ............................        9.3        --          2.5       --         --         --         --         --
                                             --------    --------   --------   --------   --------   --------   --------   --------
    Total operating expenses .............       49.0        37.7       37.1       34.5       34.3       36.8       39.1       38.6
  Operating income (loss) ................       (8.0)        5.5        6.4        7.9        7.5        4.9        1.4        1.4
  Interest income, net ...................        1.1         1.1        0.9        1.0        0.9        0.8        0.9        0.7
                                             --------    --------   --------   --------   --------   --------   --------   --------
  Income (loss) before provision for
    income taxes .........................       (6.9)        6.6        7.3        8.9        8.4        5.7        2.3        2.1
  Provision for (benefit from) income
   taxes .................................       (2.8)        2.6        2.9        3.6        2.7        1.7        0.8        0.8
                                             --------    --------   --------   --------   --------   --------   --------   --------
  Net income (loss) ......................       (4.1)%      4.0%        4.4%       5.3%       5.7%       4.0%       1.5%       1.3%
                                             ========    ========   ========   ========   ========   ========   ========   ========


Market for Registrant's Common Stock and Related Shareholder Matters

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol ADTK since the Company's initial public offering on December
15, 1995. The following table reflects the range of high and low sale prices as reported on the Nasdaq National Market for the quarters ended:

                                                                        Three Months Ended
                                   -------------------------------------------------------------------------------------------
                                    Jun. 30,    Mar. 31,   Dec. 31,     Sep. 30,   Jun. 30,    Mar. 31,   Dec. 31,    Sep. 30,
                                      1998       1998        1997         1997       1997        1997       1996       1996
                                   ---------   ---------   ---------   ---------   ---------   --------   --------   ---------
         High ...............      $   12.00   $   15.75   $   16.13   $   14.50   $   10.00   $   8.63   $   8.25   $   14.00
         Low ................      $    7.00   $    9.25   $    7.69   $    8.63   $    6.13   $   6.75   $   5.88   $    5.00


     At June 30, 1998, there were approximately 370 shareholders of record. To date, the Company has neither declared nor paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those set forth under "Factors Affecting Future Operating Results" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in, or incorporated by reference into, this report.


OVERVIEW

The Company designs, manufactures and markets intelligent automation software and hardware products for assembly, material handling and packaging applications. The Company's products currently include machine controllers for robot mechanisms and other flexible automation equipment, machine vision systems, simulation software and a family of mechanisms including robots, linear modules, vision-based flexible part feeders, as well as a line of Cartesian scalable robots targeted for the electronics and assembly applications markets. In recent years, the Company has expanded its robot product lines and developed advanced software and sensing technologies that have enabled robots to perform a wider range of functions. The Company has also expanded its channel of system integrators and its international sales and marketing operations. As a result of these developments, the nature and composition of the Company's revenues have changed over time. Specifically, software license and service revenues, although still relatively insignificant, have increased as a percentage of total revenues, and international sales comprise a significant portion of the Company's revenues.

The Company sells its products through system integrators, its direct sales force and original equipment manufacturers ("OEMs"). System integrators and OEMs add application-specific hardware and software to the Company's products, thereby enabling the Company to provide solutions to a diversified industry base, including the electronics, telecommunications, appliances, pharmaceutical, food processing and automotive components industries. Net revenues have increased in each of the Company's last four fiscal years; however, the rates of increase have varied substantially from year to year, and there can be no assurance that the Company's net revenues will continue to grow or that the Company will be profitable in future periods. Additionally, the Company's net revenues have declined in each of the last two quarters of fiscal 1998. Accordingly, the Company's historical results of operations should not be relied upon as an indication of future performance.

In February 1998, the Company acquired RoboElektronik GmbH ("RoboElektronik") through the issuance of 24,562 shares of the Company's common stock, which were exchanged for all of the outstanding capital stock of RoboElektronik. The merger was accounted for as a pooling of interests. RoboElektronik GmbH was renamed
Adept Technology, GmbH on June 26, 1998. The results of operations of RoboElektronik have been consolidated since the acquisition. Prior periods have not been restated as the impact is not material.

This discussion summarizes the significant factors affecting the Company's consolidated operating results, financial condition, liquidity and cash flow during the three year period ended June 30, 1998 (i.e., 1998, 1997 and 1996). Unless otherwise indicated, references to any year in this Management's Discussion and Analysis of Financial Condition and Results of Operation refer to the Company's fiscal year ended June 30. This discussion should be read in conjunction with the consolidated financial statements and financial statement footnotes included in this annual report.

RESULTS OF OPERATIONS

COMPARISON OF 1998 TO 1997

Net Revenues. The Company's net revenues increased by 18.9% to $98.4 million in 1998 from $82.8 million in 1997. The growth in net revenues for 1998 over the prior year was primarily due to increased product sales, including robot and motion controller sales, and increased service and upgrade revenues, including revenues from the Company's Rapid Deployment Automation (RDA) Services group, which provides engineering contract services. Revenue growth slowed substantially in the second half of 1998 relative to the prior six month period, however, primarily as a result of lower sales to the computer disk-drive, telecommunications, semiconductor and electronics industries. Additionally, while the Company's direct sales into the Asian-Pacific region have been relatively insignificant to date, the widely reported economic instability in that region has affected certain domestic and OEM customers who have seen their Asian-Pacific revenues decline. This was a leading cause in the Company's declining revenue for the second half of 1998 relative to the prior six month period. The Company does not believe that a revival in these key hardware markets will occur before the end of calendar 1998, if at all. International sales, including sales to Canada, were $39.8 million or 40.5% of net revenues in 1998, as compared with $29.6 million or 35.8% of net revenues in 1997. Because international revenues constitute a significant portion of the Company's net revenues, adverse economic conditions or instability in foreign markets where the Company operates directly can be expected to have an adverse effect on the Company's revenues and results of operations. In addition, and as noted above, fluctuations in economic conditions internationally can also affect the Company's revenues and operating results indirectly to the extent significant customers of the Company (or industry segments on which the Company is significantly dependent) are affected by such international fluctuations.

Gross Margin. Gross margin was 42.6% in 1998 compared to 41.1% in 1997. The increase in gross margin percentage was primarily attributable to improved margins on mechanism systems sales as a result of increased sales of higher margin products and, to a lesser extent, to increased service and upgrade revenues, including the Company's new RDA engineering contract services. The Company expects that it will continue to experience fluctuations in gross margin percentage due to changes in its sales and product mix.

Research, Development and Engineering Expenses. Research, development and engineering expenses increased by 19.0% to $10.7 million in 1998 from $9.0 million in 1997. As a percentage of net revenues, research, development and engineering expenses remained at 10.9% in both 1998 and 1997. The absolute dollar increase in expenses in 1998 was primarily due to increases in compensation related expenses, including consulting expenses and, to a lesser extent, to increases in information system related expenses, increased project material spending and to lower third party development funding. Research, development and engineering expenses in 1998 were partially offset by $629,000 of third party development funding as compared with $767,000 of third party development funding in 1997. The Company expects that it will continue to receive third party development funding from the federal government as well as other third parties during 1999 but that such funding will be less than funding received in 1998. However, there can be no assurance that any funds budgeted by the government or other third parties for the Company's development projects will not be curtailed or eliminated at any time.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 16.3% to $25.2 million or 25.6% of net revenues in 1998 from $21.6 million or 26.1% of net revenues in 1997. The increased level of spending was primarily attributable to increased headcount and compensation related expenses and, to a lesser extent, to higher travel expenses and information system related expenses. The Company expects that selling, general and administrative expenses will continue to fluctuate as a percentage of net revenues in future periods.

Restructuring and Other Nonrecurring Charges. During 1998, the Company recorded restructuring charges of approximately $1.0 million and other nonrecurring charges of approximately $1.7 million. The restructuring charges of $1.0 million included $651,000 for relinquishing control of the Company's Japan branch which resulted in the write-off of certain assets and excess facilities. The remaining $362,000 relates to severance for the termination of certain employees.

The nonrecurring charges of approximately $1.7 million included $675,000 for compensation expenses related to the Company's employee stock purchase plan (see
Note 5 of Notes to Consolidated Financial Statements) and $383,000 related to the write off of certain information system hardware and software which had become obsolete as a result of decisions made in the fourth quarter related to the information system implementation and upgrade. Additionally, $413,000 related to the write off of the remaining balance of capitalized purchased software associated with the acquisition of SILMA. Due to recent technological changes related to the SILMA operating platform, the Company determined the net realizable value of the purchased software was impaired.

The Company reported the charge of $675,000 in the second quarter of fiscal 1998 for compensation expense related to the Emerging Issues Task Force Issue No. 97-12, "Accounting for Increased Share Authorizations in an IRS Section 423 Employee Stock Purchase Plan under APB Opinion No. 25, Accounting for Stock Issued to Employees" which was adopted by the EITF in September 1997. This nonrecurring, non-cash charge represented the difference between 85% of the fair market value of common stock on the date of the beginning of the offering period and the fair market value of common stock on the date the shareholders approved the increase in shares authorized for issuance, multiplied by the number of shares in the 1995 Employee Stock Purchase Plan ("ESPP") that had been subscribed for purchase by employees, but not authorized by the shareholders, prior to the Company's Annual Meeting of Shareholders. Shareholder approval was granted to make available for issuance an additional 500,000 shares under the ESPP on October 31, 1997.

Interest Income, Net. Interest income, net in 1998 was $998,000 compared to $704,000 in 1997. The increase was due to higher levels of available invested funds generated primarily from operating and financing activities as well as higher investment yields in 1998.

Provision for Income Taxes. The Company's effective tax rate for 1998 was 40% compared to 32% for 1997. The Company's tax rates for 1998 and 1997 differ from the statutory income tax rate primarily due to the benefit of federal tax credits.

Derivative Financial Instruments The Company's product sales are predominantly denominated in U.S. dollars. However, certain international operating expenses are predominately paid in their respective local currency. The Company generally does not hedge its exposure to foreign currency exchange risk on local operational expenses and revenues. Although the Company believes that unhedged risk associated with foreign currency fluctuations for those transactions have not been material to date, there can be no assurance that such risk will not become material in the future or that the Company will not incur foreign exchange transaction losses which will have an adverse effect on the Company's results of operations. The Company makes yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. Based on the amount of such purchases, current exchange rate fluctuations would not typically be expected to result in material unfavorable foreign exchange transactions included in cost of revenues. From time to time, the Company manages the currency risk associated with the yen-denominated purchases using forward rate currency contracts. The Company had no outstanding foreign exchange contracts at June 30, 1998.


COMPARISON OF 1997 TO 1996

Net Revenues. The Company's net revenues increased by 1.5% to $82.8 million in 1997 from $81.6 million in 1996. The first half of 1997 saw an overall decline in net revenues from the comparable period in 1996 as product sales fell, particularly sales of motion controllers in the Company's international markets and, to a lesser extent, to decreased service and upgrade revenues, partially offset by an increase in robot sales. A strong domestic market and gradual recovery in the international markets during the second half of 1997 resulted in increased revenues for the comparable period of 1996, bringing total net revenues for 1997 slightly above the 1996 level. The recovery in total revenues during the second half of 1997 reflected growth in robot sales and a return of motion controller sales comparable to the same levels of the second half period of 1996, as well as increases in service and upgrade revenues as compared to both the first half of 1997 and the second half of 1996. International sales, including sales to Canada, were $29.6 million or 35.8% of net revenues in 1997, as compared with $32.2 million or 39.4% of net revenues in 1996.

Gross Margin. Gross margin was 41.1% in 1997 compared to 42.6% in 1996. The decrease in gross margin percentage was primarily attributable to higher sales of lower margin mechanism systems and to lower sales of higher margin motion controller products. In addition, sales of lower margin mechanical subsystems sourced from third parties increased during the year. These declines in gross margin were partially offset by increased gross margin on service and upgrade revenues and, to a lesser extent, to increased gross margin from software products, including simulation software products from the Company's SILMA business.

Research, Development and Engineering Expenses. Research, development and engineering expenses increased by 11.3% to $9.0 million in 1997 from $8.1 million in 1996. As a percentage of net revenues, research, development and engineering expenses increased to 10.9% in 1997 from 9.9% in 1996, primarily because of increases in compensation related expenses, including consulting expenses, decreased third party development funding and, to a lesser extent, to increased project material spending. Research, development and engineering expenses in 1997 were partially offset by $767,000 of third party development funding as compared with $1.1 million of third party development funding in 1996.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 7.1% to $21.6 million or 26.1% of net revenues in 1997 from $20.2 million or 24.8% of net revenues in 1996. This increased spending was primarily attributable to investments in new product launches and promotions, higher depreciation expenses, increased headcount and related expenses and, to a lesser extent, to employee merit compensation adjustments and additional administrative expenses associated with being a public company.

Interest Income, Net. Interest income, net in 1997 was $704,000 compared to $496,000 in 1996. The increase was due to higher levels of available invested funds, partially offset by lower investment yields in 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1998, the Company had working capital of approximately $45.5 million, including $9.6 million in cash and cash equivalents and $11.3 million in short-term investments.

The Company's cash requirements during the year ended June 30, 1998 were met primarily through cash provided by operations and, to a lesser extent, to cash provided by financing activities. Cash, cash equivalents and investments increased $1.4 million from June 30, 1997 primarily as a result of $2.1 million of cash generated from operating activities and $2.0 million in financing activities, offset by $3.1 million of expenditures for property and equipment.

Net cash provided by operating activities was primarily attributable to net income adjusted by depreciation and amortization, restructuring and non-recurring charges, and was offset by the increase in inventory and accounts receivable. Financing activities consisted mainly of proceeds from employee stock option incentive and purchase plans.

Pursuant to the Board of Directors approval in August 1998, the Company has announced a plan to repurchase up to 450,000 shares of its common stock in the open market or in private transactions depending upon acceptable price levels and availability of shares. Such repurchases, to the extent made, will be effected in reliance on Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

The Company currently anticipates capital expenditures of approximately $3.0 million in 1999.

The Company believes that the existing cash and cash equivalent balances as well as short-term investments and anticipated cash flow from operations will be sufficient to support the Company's working capital requirements for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, (SOP 97-2), "Software Revenue Recognition" and 98-4 (SOP 98-4), "Deferral of The Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", which the Company currently is required to adopt for transactions entered into after June 30, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1.

The Company has assessed the impact of the SOP 97-2 and SOP 98-4 and it has changed certain of its policies, procedures and practices. The Company believes that the adoption of SOP 97-2 and SOP 98-4 will not have a material adverse impact on revenues or operating results for 1999. However, there can be no assurance that the adoption of SOP 97-2 and 98-4 will not have a material effect on the Company's business, financial condition or results of operations.

The Company intends to adopt Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," in 1999. Both will require additional disclosure but will not have a material effect on the Company's financial position or results of operations. SFAS 130 will first be reflected in the Company's first quarter of 1999 interim financial statements. Components of comprehensive income include items such as net income and changes in unrealized gains or losses on available-for-sale securities. SFAS 131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1999 financial statements.


FACTORS AFFECTING FUTURE OPERATING RESULTS

FLUCTUATING OPERATING RESULTS

The Company's operating results have been historically and will continue to be subject to significant quarterly and annual fluctuations due to a number of factors, including fluctuations in capital spending domestically and internationally or in one or more industries to which the Company sells its products, new product introductions by the Company or its competitors, changes in product mix and pricing by the Company, its suppliers or its competitors, availability of components and raw materials, failure to manufacture a sufficient volume of products in a timely and cost-effective manner, failure to anticipate changing customer product requirements, lack of market acceptance or shifts in the demand for the Company's products, changes in the mix of sales by distribution channel, changes in the spending patterns of the Company's customers and extraordinary events such as litigation or acquisitions. The Company's gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems purchased from third party vendors and higher margin software products.

The Company's operating results may also be affected by general economic and other conditions affecting the timing of customer orders and capital spending. For example, the Company's operations during the third and fourth quarters of fiscal 1998 were adversely affected by a continuing downturn in hardware purchases by customers in the electronics industry, particularly disk-drive and telecommunication manufacturers. The Company does not believe that a revival in these key hardware markets will occur before the end of calendar year 1998, if at all. The Company generally recognizes product revenue upon shipment or, for certain international sales, upon receipt by the customer. The Company's net revenues and results of operations for a fiscal period will therefore be affected by the timing of orders received and orders shipped during such period. A delay in shipments near the end of a fiscal period, due for example to product development delays or to delays in obtaining materials, could materially adversely affect the Company's business, financial condition and results of operations for such period.

Moreover, continued investments in research and development, capital equipment and ongoing customer service and support capabilities will result in significant fixed costs which the Company will not be able to reduce rapidly and, therefore, if the Company's sales for a particular fiscal period are below expected levels, the Company's business, financial condition and results of operations for such fiscal period could be materially adversely affected. In addition, in the event that in some future fiscal quarter the Company's net revenues or operating results were below the expectations of public market analysts and investors, the price of the Company's Common Stock could be materially adversely affected. There can be no assurance that the Company will be able to increase or sustain profitability on a quarterly or annual basis in the future.

SEASONALITY IN ORDERS

The  Company  has   experienced  and  is  expected  to  continue  to  experience seasonality in product bookings. The Company has historically had higher bookings for its products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets. In the past, the Company has generally been able to maintain revenue levels during the September fiscal quarter by filling backlog from the June fiscal quarter. In the event bookings for the Company's products in the June fiscal quarter were lower than anticipated and the Company's backlog at the end of the June fiscal quarter was insufficient to compensate for lower bookings in the September fiscal quarter, the Company's results of operations for the September fiscal quarter and future quarters could be materially adversely affected. For example, in the quarter ended September 30, 1996, sales to European and other international markets decreased substantially due to the delay of several large orders by the customers placing such orders. As a result of the decrease in product bookings, net revenues fell in the quarter ended September 30, 1996. In addition, during fiscal 1998 as a whole, the Company's revenues were adversely affected by a decline in orders from customers in the disk-drive and telecommunications markets. The Company also believes that backlog is not a useful measure of anticipated activity or future revenues, because the orders constituting the Company's backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty by the customer.

In addition, a significant percentage of the Company's product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to an inability of the Company to forecast the level of demand for the Company's products or of the product mix for a particular fiscal quarter. To address this problem the Company periodically stocks inventory levels of completed robots, machine controllers and certain strategic components. If shipments of the Company's products fail to meet forecasted levels, the increased inventory levels could have a material adverse effect on the Company's business, financial condition and results of operations.

CYCLICALITY OF CAPITAL SPENDING

Intelligent automation systems utilizing the Company's products can range in price from $75,000 to several million dollars. Accordingly, the Company's success is directly dependent upon the capital expenditure budgets of its customers. The Company's future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of the Company's international customers are not in the Asian-Pacific region, the Company believes that continuing instability in the Asian-Pacific economies could also have a material adverse effect on the results of the Company's operations as a result of a reduction in sales by the Company's customers to those markets. Domestic or international recessions or a downturn in one or more of the Company's major markets, such as the electronics, telecommunications, appliances, pharmaceutical, food processing or automotive components industries, and resulting cutbacks in capital spending would have a direct, material adverse impact on the Company's business, financial condition and results of operations.

SOLE OR SINGLE SOURCES OF SUPPLY AND LENGTHY PROCUREMENT LEAD TIMES

The Company obtains many key components and materials and some significant mechanical subsystems from sole or single source suppliers with whom the Company has no guaranteed supply arrangements. In addition, certain of the sole or single sourced components and mechanical subsystems incorporated into the Company's products have long procurement lead times. The Company's reliance on sole or single source suppliers involves several significant risks, including loss of control over the manufacturing process, the potential absence of adequate supplier capacity, potential inability to obtain an adequate supply of required components, materials or mechanical subsystems and reduced control over manufacturing yields, costs, timely delivery, reliability and quality of components, materials and mechanical subsystems. In the event that any significant sole or single source supplier were unable or unwilling to manufacture certain components, materials or mechanical subsystems in required volumes, the Company would be required to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and there can be no assurance that any additional sources would be available to the Company on a timely basis or on acceptable terms. If supplies of such items were not available from the Company's existing suppliers and a relationship with an alternative vendor could not be timely developed, shipments of the Company's products could be interrupted and reengineering of such products could be required.

The Company has experienced quality control or specification problems with certain key components provided by sole source suppliers, and has had to design around the particular flawed item. The Company has also experienced delays in filling customer orders due to the failure of certain suppliers to meet the Company's volume and schedule requirements. Certain suppliers of the Company have also ceased manufacturing components which the Company requires for its products, and the Company has been required to purchase sufficient supplies for the estimated life of its product line. There can be no assurance that these problems will not occur in the future with the Company's suppliers. Disruption or termination of the Company's supply sources could require the Company to seek alternative sources of supply, and could delay the Company's product shipments and damage relationships with current and prospective customers, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company incorrectly forecasts product mix for a particular period and the Company is unable to obtain sufficient supplies of any components or mechanical subsystems on a timely basis due to long procurement lead times, the Company's business, financial condition and results of operations could be materially adversely affected. Moreover, if demand for a product for which the Company has purchased a substantial amount of components fails to meet the Company's expectations, the Company would be required to write off the excess inventory, thereby materially adversely affecting the Company's results of operations. A prolonged inability to obtain adequate timely deliveries of key components would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

The market for intelligent automation products is highly competitive. The Company competes with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Some of the Company's competitors have substantially greater financial, technical, marketing and other resources than the Company. Although to date the Company's competitors have not offered a broad range of intelligent automation products, it is possible that one or more of these competitors may in the future, through acquisitions or otherwise, offer a more comprehensive line of products which are competitive with the Company's. In addition, the Company may in the future face competition from new entrants in one or more of its markets.

Many of the Company's competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with the Company's products for sales to other customers. Certain of these large manufacturing companies have greater flexibility in pricing than the Company, because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large sources of capital. There can be no assurance that any of the Company's competitors will not seek to expand its presence in other markets in which the Company competes. Moreover, the recent devaluation of the Japanese yen in relation to the United States dollar may have the effect of making the Company's dollar-denominated products relatively more expensive than robot components priced in yen or another Asian currency that has been subject to devaluation.

The Company's principal competitors in the market for motion control systems include Allen-Bradley Co. ("Allen-Bradley"), a subsidiary of Rockwell International Corporation, in the United States, and Siemens AG in Europe. In addition, the Company faces motion control competition from two major suppliers of motion control boards, Galil Motion Control, Inc. and Delta Tau Data Systems Inc. These motion control boards are purchased by end users which engineer their own custom motion control systems. In the simulation software market, the Company's competitors include Tecnomatix Technologies, Inc., an Israeli company which sells mostly to major automotive manufacturers and Deneb Robotics Inc., a subsidiary of Dassault Systemes. In the machine vision market, the Company faces competition from Cognex Corporation, Robotic Vision Systems, Inc. and Allen-Bradley.

There can be no assurance that current or potential competitors of the Company will not develop products comparable or superior in terms of price and performance features to those developed by the Company or adapt more quickly than the Company to new or emerging technologies and changes in customer requirements. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, or that the Company will be able to compete successfully in the future. Increased competitive pressure could result in a loss of sales or market share or cause the Company to lower prices for its products, any of which could materially adversely affect the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT

The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive and its future success will depend in significant part upon the technological quality of its products and processes relative to those of its competitors and its ability both to continue to develop new and enhanced products and to introduce such products at competitive prices and on a timely and cost-effective basis. There can be no assurance that the Company will be successful in selecting, developing and manufacturing new products or in enhancing its existing products on a timely basis or at all, or that such new or enhanced products will achieve market acceptance. The failure to successfully select, develop and manufacture new products, or to timely enhance its existing technologies and meet customers' technical specifications for any new products or enhancements, or to successfully market new products, could materially adversely affect the Company's business, financial condition and results of operations. New technology or product introductions by the Company's competitors could also cause a decline in sales or loss of market acceptance for the Company's existing products or force the Company to significantly reduce the prices of its existing products. The failure of the Company to develop, manufacture and sell new products in quantities sufficient to offset a decline in revenues from existing products or to manage product and related inventory transitions successfully could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company in developing, introducing, selling and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, timely and efficient implementation of manufacturing processes and effective sales, marketing and customer service. Because of the complexity of the Company's products, significant delays may occur between a product's initial introduction and commencement of the Company's volume production. The Company has from time to time experienced delays in the introduction of, and certain technical and manufacturing difficulties with, certain of its products and the Company may experience technical and manufacturing difficulties and delays in future introductions of new products and enhancements.

The Company's future success will depend on its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and enhancements that keep pace with technological developments and address the needs of its customers. The development and commercialization of new products involve many risks, including the identification of new product opportunities, the retention and hiring of appropriate research and development personnel, the definition of the product's technical specifications and the successful completion of the development process. Other risks would include the successful marketing of the product, the risk of having customers embrace new technological advances, additional customer service costs associated with supporting new product introductions and additional customer service costs required for field upgrades. For example, the Company is currently in the process of releasing its new AdeptWindows Controller "AWC." This product includes significant new networking, communications, and control technology. Due to these technological advances, the AWC substantially changes how customers interface this product to their work cells and factory control systems. There can be no assurance that the development of these products will be completed in a timely manner or that such products will achieve acceptance in the market. The development of these products has required, and will require, the Company to expend significant financial and management resources. If the Company is unable to successfully develop these or other new products that respond to customer requirements or technological changes, the Company's business, financial condition and results of operations would be materially adversely affected.

SOFTWARE DEFECTS

New or existing software products or enhancements may contain errors or performance problems when first introduced, when new versions or enhancements are released or even after such products or enhancements have been used in the marketplace for a period of time. Despite testing by the Company, such defects may be discovered only after a product has been installed and used by customers. There can be no assurance that such errors or performance problems will not be discovered in future shipments of the Company's products. Such errors could result in expensive and time consuming design modifications or large warranty charges, damage customer relationships and result in loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON SYSTEM INTEGRATORS

A substantial portion of the Company's sales are to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and the Company has from time to time experienced difficulty in collecting payments from certain of these companies. To the extent the Company is unable to mitigate this risk of collections from system integrators, the Company's results of operations may be materially adversely affected. Furthermore, the Company's relationships with its system integrators are generally not exclusive, and some of these system integrators may expend a significant amount of effort or give higher priority to selling products of the Company's competitors. There can be no assurance that any of these system integrators will not discontinue its relationship with the Company or form additional competing arrangements with the Company's competitors. The Company believes that its ability to sell products to system integrators will continue to be important to the Company's success. Although to date none of the Company's system integrators has accounted for a material percentage of the Company's net revenues, the loss of, or a significant reduction in revenues from, system integrators to which the Company sells a significant amount of its product could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the Company enters new geographic and applications markets, it must locate system integrators to assist the Company in building sales in those markets. There can be no assurance that the Company will be successful in obtaining effective new system integrators or in maintaining sales relationships with them. In the event a number of the Company's system integrators experience financial problems, terminate their relationships with the Company or substantially reduce the amount of the Company's products they sell, or in the event the Company fails to build an effective systems integrator channel in any new markets, the Company's business, financial condition and results of operations could be materially adversely affected.

INTERNATIONAL SALES AND PURCHASES

Net revenues from international sales, including sales to Canada, have accounted for a significant portion of the Company's net revenues. In fiscal 1998, 1997 and 1996 net revenues from international sales accounted for approximately 40.5%, 35.8% and 39.4%, respectively, of the Company's net revenues. The Company anticipates that international sales will continue to account for a significant portion of its net revenues; however, there can be no assurance that international sales will increase or that the current level of international sales will be sustained. In addition, the Company currently purchases certain components and mechanical subsystems from foreign suppliers. The Company's operating results are subject to the risks inherent in international sales and purchases, including, but not limited to, various regulatory requirements, political and economic changes and disruptions, transportation delays, foreign currency fluctuations, export/import controls, tariff regulations, higher freight rates, difficulties in staffing and managing foreign sales operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Duty, tariff and freight costs can materially increase the cost of crucial components for the Company's products. Foreign exchange fluctuations may render the Company's products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. In addition, because substantially all of the Company's foreign sales are denominated in United States dollars, increases in the value of the dollar relative to the local currency would increase the price of the Company's products in foreign markets and make the Company's products relatively more expensive and less price competitive than competitors' products that are priced in local currencies. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. The Company anticipates that the recent turmoil in Asian financial markets and the recent deterioration of the underlying economic conditions in certain Asian countries may have an impact on its sales to customers located in or whose projects are based in those countries due to the impact of currency fluctuations on the relative price of the Company's products and restrictions on government spending imposed by the International Monetary Fund (the "IMF") on those countries receiving the IMF's assistance. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as the Company's products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or its bank's financial condition or the inability to access local equity financing. A substantial majority of the Company's products are sold to system integrators who incorporate the Company's products into systems sold and installed to end-user customers. The Company also makes yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. Depending on the ratio of yen-denominated purchases to yen-denominated sales, the Company may engage in additional hedging transactions in the future. However, notwithstanding these precautions, the Company remains subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. There can be no assurance that the Company's current or any future currency exchange strategy will be successful in avoiding exchange related losses or that any of the factors listed above will not have a material adverse effect on the Company's business, financial condition and results of operations.

COMPLIANCE WITH INTERNATIONAL STANDARDS

The Company's hardware products are required to comply with European Union ("EU") Low Voltage, Electro-Magnetic Compatibility, and Machinery Safety Directives (laws) in certain European countries, including United Kingdom, France, Germany and Italy. The EU mandates that the Company's products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines (Standards) in support of these directives. These Standards can change and are subject to varying interpretation. New Standards impacting machinery design go into effect each year. To date, the Company has retained TUV Rheinland to help certify that its VME controller-based products, including robots, meet applicable EU Directives and Standards. Although the Company's existing products meet the requirements of the applicable Directives, there can be no assurance that future products can be designed, within market window constraints, to meet the future requirements. In the event any of the Company's robot products or any other major hardware products do not meet the requirements of the directives, the Company would be unable to legally sell these products in Europe. The Company's financial condition and results of operations could be materially adversely affected.

YEAR 2000 IMPACT ON INFORMATION TECHNOLOGY

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

In fiscal 1998, the Company commenced a program, to be substantially completed by the Fall of 1999, to review the Year 2000 compliance status of the software and systems used in its internal business processes, to obtain appropriate assurances of compliance from the manufacturers of these products and agreement to modify or replace all non-compliant products. The Company has contacted its critical suppliers and major customers to determine whether the products obtained by the Company from such vendors or sold by the customer to third parties are Year 2000 compliant. The Company's suppliers and customers are under no contractual obligation to provide such information to the Company. In addition, the Company is presently implementing a Year 2000 compliant enterprise resource planning system from a third-party vendor and is also considering converting certain of its other software and systems to commercial products that are known to be Year 2000 compliant. Implementation of software products of third parties, however, will require the dedication of substantial administrative and management information resources, the assistance of consulting personnel from third party software vendors and the training of the Company's personnel using such systems. Based on the information available to date, the Company believes it will be able to complete its Year 2000 compliance review and make necessary modifications prior to the end of 1999. Software or systems, which are deemed critical to the Company's business, are scheduled to be Year 2000 compliant by the end of calendar year 1998. Nevertheless, particularly to the extent the Company is relying on the products of other vendors to resolve Year 2000 issues, there can be no assurances that the Company will not experience delays in implementing such products. If key systems, or a significant number of systems were to fail as a result of Year 2000 problems, or the Company were to experience delays implementing Year 2000 compliant software products, the Company could incur substantial costs and disruption of its business, which would potentially have a material adverse effect on the Company's business and results of operations.

The Company in its ordinary course of business tests and evaluates its own software products. The Company believes that its software products are generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of the Company's software products with respect to four digit date dependent data or the ability of such products to correctly create, store, process and output information related to such date data. To the extent the Company's software products are not fully Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. To the extent that the Company's products are sold through system integrators or other third parties, there can be no assurances that users of the Company's products will not experience Year 2000 problems as a result of the integration of the Company's software with noncompliant Year 2000 products of such third party suppliers. In addition, in certain circumstances, the Company has warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of the Company's products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of the Company's licensees experience Year 2000 problems, such licensees could assert claims for damages against the Company.

To date the Company has not identified a complete and separate budget for investigating and remedying issues related to Year 2000 compliance whether involving the Company's own software products or the software of systems used in its internal operations. The Company has incurred costs and expects to incur approximately $2.5 million in connection with its implementation of a new enterprise resource planning software system, which is Year 2000 compliant. Additionally, the Company has currently not developed a contingency plan related to Year 2000. The Company expects to evaluate the cost in comparison to the benefit of developing such a plan in fiscal year 1999. There can be no assurances that the Company's resources spent on investigating and remedying Year 2000 compliance issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

INTRODUCTION OF SINGLE EUROPEAN CURRENCY

The Company is in the process of addressing the issues raised by the introduction of the Single European Currency (the "Euro") as of January 1, 1999 and transition to full adoption as of January 1, 2002. The Company expects that its internal systems that will be affected by the initial introduction of the Euro will be Euro capable by January 1, 1999, provided the Company's new enterprise resource planning system is implemented as expected, and does not expect the costs of system modifications to be material. The Company does not presently expect that the introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While the Company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

The Company relies on a combination of patent, copyright and trade secret protection and nondisclosure agreements to protect its proprietary rights. There can be no assurance, however, that patent and copyright law and trade secret protection will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents issued to the Company. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, a substantial amount of the Company's sales are in international markets and there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights.

The Company has from time to time received communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. As claims arise, the Company evaluates their merits. No assurance can be given that any of these claims will not result in protracted and costly litigation, that damages for infringement will not be assessed or that should it be necessary or desirable to obtain a license relating to one or more of the Company's products or current or future technologies, the Company will be able to do so on commercially reasonable terms or at all. Litigation, which could result in substantial cost to and diversion of resources of the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. Any such litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, some end users of the Company's products have notified the Company that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that its use of the Company's machine vision products infringes certain patents issued to Mr. Lemelson. In addition, the Company has been notified that other end users of the Company's AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from Mr. Lemelson which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. Certain end users have notified the Company that they may seek indemnification from the Company for damages or expenses resulting from this matter. The Company cannot predict the outcome of this or any similar litigation which may arise in the future, and although such products have not represented a material portion of the Company's net revenues in fiscal 1998, 1997 and 1996, there can be no assurance that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

                                                       ADEPT TECHNOLOGY, INC.
                                                    CONSOLIDATED BALANCE SHEETS

(in thousands)
                                                                                                        June 30,            June 30,
                                                                                                          1998                1997
                                                                                                         -------             -------
ASSETS

Current assets:
     Cash and cash equivalents                                                                           $ 9,603             $11,101
     Short-term investments                                                                               11,300               7,366
     Accounts receivable, less allowance for doubtful accounts of
        $452 in 1998 and $449 in 1997                                                                     19,904              17,250
     Inventories                                                                                          15,190              13,096
     Deferred tax assets and prepaid expenses                                                              4,766               2,517
                                                                                                         -------             -------
            Total current assets                                                                          60,763              51,330

Property and equipment, net                                                                                5,853               5,228

Long-term investments                                                                                       --                 1,000

Other assets                                                                                               1,342               1,935
                                                                                                         -------             -------

            Total assets                                                                                 $67,958             $59,493
                                                                                                         =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
     Accounts payable                                                                                    $ 5,226             $ 3,927
     Accrued payroll and related expenses                                                                  3,584               2,311
     Accrued warranty                                                                                      1,830               1,846
     Deferred revenue                                                                                        999               1,138
     Accrued restructuring and nonrecurring charges                                                        1,019                --
     Other accrued liabilities                                                                             2,631               3,177
                                                                                                         -------             -------
            Total current liabilities                                                                     15,289              12,399

Commitments and contingencies
Shareholders' equity:
     Preferred stock, no par value:
        5,000 shares authorized, none issued and outstanding                                                --                  --
     Common stock, no par value:
        25,000 shares authorized; 8,723 issued
            and outstanding in 1998, and 8,240 in 1997                                                    50,225              46,897
     Retained earnings                                                                                     2,444                 197
                                                                                                         -------             -------
            Total shareholders' equity                                                                    52,669              47,094
                                                                                                         -------             -------
            Total liabilities and shareholders' equity                                                   $67,958             $59,493
                                                                                                         =======             =======

                                                      See accompanying notes.

                                                                                                                             Page 15


                                                       ADEPT TECHNOLOGY, INC.
                                                 CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)
                                                                                                 Year Ended June 30,
                                                                                       ---------------------------------------------
                                                                                        1998               1997               1996
                                                                                       -------            -------            -------
Net revenues                                                                           $98,394            $82,767            $81,572
Cost of revenues                                                                        56,503             48,761             46,812
                                                                                       -------            -------            -------
Gross margin                                                                            41,891             34,006             34,760
Operating expenses:
     Research, development and engineering                                              10,731              9,016              8,098
     Selling, general and administrative                                                25,150             21,628             20,201
     Restructuring and other nonrecurring charges                                        2,756               --                 --
                                                                                       -------            -------            -------
Total operating expenses                                                                38,637             30,644             28,299
                                                                                       -------            -------            -------

Operating income                                                                         3,254              3,362              6,461

Interest income                                                                          1,025                717                540

Interest expense                                                                            27                 13                 44
                                                                                       -------            -------            -------

Income before provision for income taxes                                                 4,252              4,066              6,957

Provision for income taxes                                                               1,701              1,309              1,180
                                                                                       -------            -------            -------

Net income                                                                             $ 2,551            $ 2,757            $ 5,777
                                                                                       =======            =======            =======

Net income per share:

        Basic                                                                          $   .30            $   .34            $   .83
                                                                                       =======            =======            =======

        Diluted                                                                        $   .29            $   .33            $   .75
                                                                                       =======            =======            =======

Number of shares used in computing per share amounts:

        Basic                                                                            8,455              8,062              7,003
                                                                                       =======            =======            =======

        Diluted                                                                          8,923              8,442              7,736
                                                                                       =======            =======            =======

                                                      See accompanying notes.

                                                                                                                             Page 16


                                                       ADEPT TECHNOLOGY, INC.
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)                                                                                     Year Ended June 30,
                                                                                         ------------------------------------------
                                                                                           1998             1997             1996
                                                                                         --------         --------         --------
Operating activities
     Net income                                                                          $  2,551         $  2,757         $  5,777
     Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
        Depreciation and amortization                                                       3,049            2,981            2,364
        (Gain) loss on disposal of property and equipment                                    (278)             316              (45)
        Compensation expense related to employee stock purchase plan                          675             --               --
        Write-off of certain assets relating to restructuring and
            nonrecurring charges                                                            1,062             --               --
        Tax benefit from stock plans                                                          544               73              367
        Changes in operating assets and liabilities:
            Accounts receivable                                                            (2,541)           3,245           (6,903)
            Inventories                                                                    (2,678)           1,044           (6,853)
            Deferred tax assets and prepaid expenses                                       (2,249)            (262)          (1,113)
            Other assets                                                                     (181)            (411)            (317)
            Accounts payable                                                                1,289           (2,967)             109
            Accrued payroll and related expenses                                            1,273             (324)             621
            Accrued warranty                                                                  (16)             459              361
            Deferred revenue                                                                 (139)             577              153
            Accrued restructuring and nonrecurring charges                                  1,019             --               --
            Other accrued liabilities                                                      (1,287)           1,218             (157)
                                                                                         --------         --------         --------
        Total adjustments                                                                    (458)           5,949          (11,413)
                                                                                         --------         --------         --------
     Net cash provided by (used in) operating activities                                    2,093            8,706           (5,636)
                                                                                         --------         --------         --------

Investing activities
     Purchase of property and equipment, net                                               (3,084)          (1,631)          (2,968)
     Proceeds from the sale of property and equipment                                         470               63               58
     Purchases of long-term available for sale investments                                   --             (1,000)            --
     Sales of long-term available for sale investments                                      1,000             --               --
     Purchases of short-term available for sale investments                               (21,003)         (20,123)         (13,500)
     Sales of short-term available for sale investments                                    17,069           15,657           13,500
                                                                                         --------         --------         --------
     Net cash used in investing activities                                                 (5,548)          (7,034)          (2,910)
                                                                                         --------         --------         --------

Financing activities
     Principal payment for capital lease obligations                                          (38)             (87)            (292)
     Proceeds from common stock issued under initial public offering                         --               --             10,028
     Proceeds from employee  stock  incentive  program,
        employee stock purchase plan, net of repurchases,
        cancellations, and payments of notes receivable
        from shareholders                                                                   1,995            1,441              973
                                                                                         --------         --------         --------
     Net cash provided by financing activities                                              1,957            1,354           10,709
                                                                                         --------         --------         --------

Increase (decrease) in cash and cash equivalents                                           (1,498)           3,026            2,163

Cash and cash equivalents, beginning of period                                             11,101            8,075            5,912
                                                                                         --------         --------         --------
Cash and cash equivalents, end of period                                                 $  9,603         $ 11,101         $  8,075
                                                                                         ========         ========         ========

Supplemental disclosure of noncash activities:
     Conversion of preferred stock to common stock                                       $   --           $   --           $ 30,185
     Inventory capitalized into property, equipment and related tax                      $    863         $    718         $    873
     Addition to capital lease obligation                                                $     13         $   --           $   --

Cash paid during the period for:
     Interest                                                                            $     27         $     13         $     44
     Taxes                                                                               $  3,894         $    638         $  1,781


                                                      See accompanying notes.

                                                                                                                             Page 17

                                                       ADEPT TECHNOLOGY, INC.
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      Convertible                                           Notes
                                                    Preferred Stock          Common Stock      Retained   Receivable       Total
                                                  --------------------    -------------------  Earnings      From      Shareholders'
                                                   Shares      Amount      Shares    Amount    (Deficit)  Shareholders    Equity
                                                  --------    --------    --------   --------   --------  ------------   --------
Balance at June 30, 1995                             4,043    $ 30,185       2,120   $  3,977   $ (8,337)   $   (147)   $ 25,678

  Common stock issued under initial public
      offering net of issuance costs                  --          --         1,250     10,028       --          --        10,028
  Conversion of preferred stock to common stock     (4,043)    (30,185)      4,067     30,185       --          --          --
  Common stock issued under employee stock
      incentive program, employee
      stock purchase plan, net of repurchase,
      cancellations, and payments of notes
      receivable from shareholders                    --          --           432        826       --           147         973
  Tax benefit from stock plans                        --          --          --          367       --          --           367
  Net income                                          --          --          --         --        5,777        --         5,777
                                                  --------    --------    --------   --------   --------    --------    --------

Balance at June 30, 1996                              --          --         7,869     45,383     (2,560)       --        42,823

  Common stock issued under employee stock
      incentive program and  employee
      stock purchase plan                             --          --           371      1,441       --          --         1,441
  Tax benefit from stock plans                        --          --          --           73       --          --            73
  Net income                                          --          --          --         --        2,757        --         2,757
                                                  --------    --------    --------   --------   --------    --------    --------

Balance at June 30, 1997                              --          --         8,240     46,897        197        --        47,094

  Common stock issued under employee stock
      incentive program and employee
      stock purchase plan                             --          --           458      1,995       --          --         1,995
  Tax benefit from stock plans                        --          --          --          544       --          --           544
  Compensation charge                                 --          --          --          675       --          --           675
  Acquisition of RoboElektronik                       --          --            25        114       (304)       --          (190)
  Net income                                          --          --          --         --        2,551        --         2,551
                                                  --------    --------    --------   --------   --------    --------    --------

Balance at June 30, 1998                              --      $   --         8,723   $ 50,225   $  2,444    $   --      $ 52,669
                                                  ========    ========    ========   ========   ========    ========    ========


                                                      See accompanying notes.

                                                                                                                             Page 18

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

Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adept Technology GmbH (formerly known as RoboElektronik GmbH, "RoboElectronik"), acquired by the Company on February 13, 1998 (see Note 2), and SILMA Incorporated ("SILMA"), acquired by the Company on June 28, 1995. All material intercompany accounts and transactions have been eliminated.

     The notes to the Company's consolidated financial statements are for the three year period ended June 30, 1998 (i.e. 1998, 1997 and 1996). Unless otherwise indicated, references to any year in these Notes to Consolidated Financial Statements refer to the Company's fiscal year ended June 30.

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

Foreign Currency Translation

     The Company applies Financial Accounting Standards Board Statement No. 52 (SFAS 52), "Foreign Currency Translation," with respect to its international operations, which are sales and service entities. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates, and revenues and expenses are remeasured at average exchange rates in effect during the period. Losses which result from the process of remeasuring foreign currency financial statements in U.S. dollars were $376,000, $141,000 and $105,000 in 1998, 1997 and 1996, respectively. Transaction gains were $6,000, $8,000, and $70,000 in 1998, 1997 and 1996, respectively.

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

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     At June 30, 1998 and 1997, all of the Company's investments in marketable securities were classified as available-for-sale and were carried at fair market value which approximated cost. Material unrealized gains and losses, if any, would have been recorded in shareholders' equity. Fair market value is based on quoted market prices on the last day of the year. The cost of the securities is based upon the specific identification method.


     (in thousands)                                          June 30,
                                                       --------------------
                                                        1998         1997
                                                       -------      -------
     Cash and cash equivalents
         Cash ...................................      $ 1,626      $ 1,913
         Money market funds .....................        1,065          602
         Commercial paper .......................        2,388        8,586
         Municipal notes and bonds ..............        4,524         --
                                                       -------      -------
     Cash and cash equivalents ..................      $ 9,603      $11,101
                                                       =======      =======

     Short-term investments
         Commercial paper .......................      $  --        $ 3,466
         Government agency notes ................         --          1,000
         Market auction preferred stock .........       11,300        2,900
                                                       -------      -------
     Short-term investments .....................      $11,300      $ 7,366
                                                       =======      =======

     Long-term investments
         Government agency notes ................      $  --        $ 1,000
                                                       =======      =======


     Realized gains or losses, interest and dividends are included in interest income. In 1998, 1997 and 1996, realized and unrealized gains or losses from available-for-sale securities were not material.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out method. The components of inventories are as follows:

     (in thousands)                                         June 30,
                                                   ------------------------
                                                    1998             1997
                                                   -------          -------
     Raw materials ......................          $ 7,407          $ 6,323
     Work-in-process ....................            4,916            3,509
     Finished goods .....................            2,867            3,264
                                                   -------          -------
                                                   $15,190          $13,096
                                                   =======          =======

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

     Property and equipment are recorded at cost. The components of property and equipment are summarized as follows:

     (in thousands)                                            June 30,
                                                          -----------------
                                                           1998      1997
                                                          -------   -------
     Cost:
         Machinery and equipment ......................   $12,395   $11,008
         Computer equipment ...........................     7,040     5,211
         Office furniture and equipment ...............     2,703     2,193
                                                          -------   -------
                                                           22,138    18,412

         Accumulated depreciation and amortization ....    16,285    13,184
                                                          -------   -------

         Net property and equipment ...................   $ 5,853   $ 5,228
                                                          =======   =======


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

Research, Development and Engineering Costs

     Research, development and engineering costs, other than purchased computer software, are charged to expense when incurred. The Company has received third party funding of $629,000, $767,000 and $1,081,000 in years 1998, 1997 and 1996, respectively. The Company has offset research, development and engineering expenses by third party funding, as the third party funding is based upon research and development expenditures and the Company retains the rights to any technology that is developed.

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Software Development Costs

     The Company capitalizes software development costs incurred subsequent to the time the product reaches technical feasibility. All capitalized internally-developed software costs and purchased software costs are amortized to the cost of revenues on a straight-line basis based on the estimated useful lives of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Capitalized internally-developed software and purchased software are stated at the lower of amortized cost or net realizable value. Capitalized and purchased software are included in intangible assets.

     In 1998, $359,000 of purchased software costs were written off as part of the nonrecurring charges. Software amortization for 1998, 1997, and 1996 was $180,000 each year. Unamortized software development and purchased software costs at June 30, 1998 and 1997 were approximately $0 and $538,000 respectively.

Intangible Assets Related to Acquisition of SILMA

     Intangible assets related to the acquisition of SILMA in 1995 included goodwill of $486,000, purchased software of $898,000 and a non-compete agreement of $89,000. All intangible assets related to the acquisition of SILMA were fully written off as of June 30, 1998, of which $413,000 was included as part of nonrecurring charges in 1998.

Advertising costs

     Advertising costs are recorded as an expense as incurred. Advertising costs were $212,000, $217,000 and $229,000 in 1998, 1997 and 1996, respectively. The
Company does not incur any direct response advertising costs.

Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards No.109 (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, the liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

Net Income Per Share

     The Company has adopted SFAS No. 128, "Earnings per Share," for the year ended June 30, 1998 which included retroactively restating all prior periods for which earnings per share (EPS) data is presented. SFAS No. 128 requires the presentation of basic and diluted EPS. Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then participates in the earnings of the Company. Diluted EPS is computed similarly to fully diluted EPS under the previous rules. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Restructuring and Other Nonrecurring charges

     During 1998, the Company recorded restructuring charges of approximately $1.0 million and other nonrecurring charges of approximately $1.7 million. The restructuring charges of $1.0 million included $651,000 for relinquishing control of the Company's Japan branch which resulted in the write-off of certain assets and excess facilities. The remaining $362,000 relates to severance for the termination of certain employees.

     The nonrecurring charges of approximately $1.7 million included $675,000 for compensation expenses related to the Company's employee stock purchase plan (see Note 5) and $383,000 related to the write off of certain information system hardware and software which had become obsolete as a result of decisions made in the fourth quarter related to the

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


information system implementation and upgrade. Additionally, $413,000 related to the write off of the remaining balance of capitalized purchased software associated with the acquisition of SILMA. Due to recent technological changes related to the SILMA operating platform, the Company determined that the net realizable value of the purchased software was impaired.

     The following table summarizes the Company's restructuring and other nonrecurring activity for the year ended June 30, 1998:

                                                                                                   Intangible and
                                                       Severance                                    Fixed Assets
                                                         and           Japan        Compensation      and Other
     (in thousands)                                    Benefits      Operations        Expense         Charges          Total
                                                       --------      ----------        -------         -------          -----
     Restructuring charges                              $   362        $   651         $  --           $  --           $ 1,013
     Nonrecurring charges                                  --             --               675           1,068           1,743
                                                        -------        -------         -------         -------         -------
         Total                                              362            651             675           1,068           2,756
     Non-cash charges                                      --             (266)           (675)           (796)         (1,737)
                                                        -------        -------         -------         -------         -------
     Balance at June 30, 1998                           $   362        $   385         $     0         $   272         $ 1,019
                                                        =======        =======         =======         =======         =======


New Accounting Pronouncements

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, (SOP 97-2), "Software Revenue Recognition" and 98-4 (SOP 98-4), "Deferral of The Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", which the Company currently is required to adopt for transactions entered into after June 30, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1.

     The Company has assessed the impact of the SOP 97-2 and SOP 98-4 and it has changed certain of its revenue recognition policies, procedures and practices. The Company believes that the adoption of SOP 97-2 and SOP 98-4 will not have a material adverse impact on revenues or operating results for 1999.

     The Company intends to adopt Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," in 1999. Both will require additional disclosure but will not have a material effect on the Company's financial position or results of operations. SFAS 130 will first be reflected in the Company's first quarter of 1999 interim financial statements. Components of comprehensive income include items such as net income and changes in unrealized gain or loss of available-for-sale securities. SFAS 131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1999 financial statements.

Reclassification

     Certain amounts presented in the financial statements of prior years have been reclassified to conform to the current presentation for 1998.

2.   Merger and Acquisition

RoboElektronik

     In February 1998, the Company acquired RoboElektronik GmbH ("RoboElektronik") through the issuance of 24,562 shares of the Company's common stock which were exchanged for all of the outstanding capital stock of RoboElektronik. The acquisition was accounted for as a pooling of interests. RoboElektronik GmbH was renamed Adept Technology, GmbH

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


on June 26, 1998. The results of operations of RoboElektronik have been consolidated since the acquisition. Prior periods have not been restated as the impact is not material.

3.  Derivative Financial Instruments

     The Company from time to time may enter into forward foreign exchange contracts primarily to hedge against the short term impact of foreign currency fluctuations of purchase commitments denominated in yen. The maturities of the forward exchange contracts are short term in nature, generally 90 days. Because the impact of movements in currency exchange rates on forward foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized and unrealized gains and losses on instruments that hedge firm commitments are deferred and included in the measurement of the subsequent transaction; however, losses are deferred only to the extent of expected gains on the future commitment. At June 30, 1998, there were no hedging gains or losses deferred.

4.  Commitments and Contingencies

Commitments

     The Company leases certain equipment under capital leases. Capitalized costs of approximately $13,000 and $152,000 are included in property and equipment at June 30, 1998 and 1997, respectively. Accumulated depreciation of the leased equipment amounted to approximately $2,000 and $67,000 for the respective years. Amounts payable under such leases are insignificant at June 30, 1998.

     The Company's lease on its major facility will expire in December 2003. Future minimum payments for operating leases as of June 30, 1998 are as follows:


         (in thousands)

          1999 ..................................................   $ 2,354
          2000 ..................................................     2,518
          2001 ..................................................     2,890
          2002 ..................................................     3,049
          2003 ..................................................     3,055
          Later years ...........................................     1,658
                                                                    -------
     Total minimum lease payments ...............................    15,524
                                                                    =======


     Total rent expense for all facility and equipment operating leases was approximately $2,024,000, $1,665,000, and $1,406,000 in 1998, 1997 and 1996,
respectively.

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

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

     The Company's 1995 Director Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in October 1995. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is at the fair market value of the common stock on the date of grant. A total of 150,000 shares of common stock has been reserved for issuance under the Director Plan. At June 30, 1998 and 1997, respectively, 75,000 and 51,000 shares were granted and no shares were exercised.

     The options may be exercised at the time or times determined by the Board of Directors.

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table summarizes activities of the stock option plans:

                                                             Options
(in thousands, except per share data) ----------------------------------------------------------
                                                                                  Weighted
                                      Available   No. of Shares     Aggregate       Average
                                      for Grant     Outstanding        Price      Exercise Price
                                      ---------     -----------        -----      --------------
Balance at June 30, 1995 ..........      238           1,042        $  2,393        $   2.30
     Additional shares authorized .      800            --              --              --
     Granted ......................     (203)            203           2,130           10.49
     Canceled .....................       39             (39)           (175)           4.52
     Shares Expired ...............       (1)           --              --              --
     Exercised ....................     --              (382)           (524)           1.37
                                     --------        --------       --------
Balance at June 30, 1996 ..........      873             824           3,824            4.64
     Granted ......................     (465)            465           3,091            6.65
     Canceled .....................       35             (35)           (269)           7.70
     Exercised ....................     --              (158)           (268)           1.70
                                     --------        --------       --------
Balance at June 30, 1997 ..........      443           1,096           6,378            5.82
     Additional shares authorized .    1,000            --              --              --
     Granted ......................     (413)            413           4,908           11.87
     Canceled .....................       47             (47)           (484)          10.27
     Shares Expired ...............       (1)           --              --              --
     Exercised ....................     --              (270)           (706)           2.61
                                     --------        --------       --------
Balance at June 30, 1998 ..........    1,076           1,192        $ 10,096        $   8.47
                                     ========        ========       ========


     The following table summarizes information concerning outstanding and exercisable options at June 30, 1998 (at June 30, 1997, 544,000 stock options were exercisable):

     (shares in thousands)           Options Outstanding                Options Exercisable
                                  -------------------------      --------------------------------------
                                                  Weighted
                                                   Average       Weighted                      Weighted
                                                  Remaining      Average                       Average
                                    Options      Contractual     Exercise      Options         Exercise
    Range of Exercise Prices      Outstanding       Life          Price       Exercisable       Price
    ------------------------      -----------       ----          -----       -----------       -----
       $   .80 - $  3.00                76            .16        $  1.36           76          $  1.36
       $  4.80 - $  6.00               155           1.76        $  5.86          133          $  5.84
       $  6.50 - $ 10.31               564           7.64        $  7.16          241          $  6.93
       $ 11.75 - $ 11.75               271           9.11        $ 11.75           62          $ 11.75
       $ 12.50 - $ 18.25               126           8.91        $ 14.80           25          $ 17.18
                                    ------                                     ------
       $   .80 - $ 18.25             1,192           6.87        $  8.47          537          $  6.92
                                    ======                                     ======


Employee Stock Purchase Plan

     The Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") and, as amended, has reserved an aggregate total of 800,000 shares. The Purchase Plan has overlapping twelve-month offering periods that begin every six months, starting on the first trading day on or after May 1 and November 1 of each year. Each twelve-month offering period is divided into two six-month purchase periods. The Purchase Plan allows eligible employees, through payroll

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


deductions, to purchase shares of the Company's common stock at 85% of fair market value on either the first day of the offering period or the last day of the purchase period, whichever is lower. At June 30, 1998, 472,000 shares have been issued under the Purchase Plan.

     The Company reported a charge of $675,000 in the second quarter of 1998 for compensation expense related to the Emerging Issues Task Force Issue No. 97-12, "Accounting for Increased Share Authorizations in an IRS Section 423 Employee Stock Purchase Plan under APB Opinion No. 25, Accounting for Stock Issued to Employees" which was approved by the EITF in September 1997. This nonrecurring, non-cash charge represented the difference between 85% of the fair market value of common stock on the date of the beginning of the offering period and the fair market value of common stock on the date the shareholders approved the increase in shares authorized for issuance, multiplied by the number of shares in the Purchase Plan that had been subscribed for purchase by employees, but not authorized by the shareholders, prior to the Company's Annual Meeting of Shareholders.

Stock Based Compensation

     At June 30, 1998, the Company had four  stock-based  compensation  plans as
described   above.   The  Company   applies  APB  Opinion  No.  25  and  related
interpretations in accounting for its plans.  Accordingly,  no compensation cost has been  recognized  for its fixed stock option plans and its Purchase Plan. If compensation  cost for the  Company's  stock-based  compensation  plans had been determined  consistent with Statement of Financial  Accounting Standards No. 123
(SFAS 123),  the  Company's  net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)
                                                                                        June 30,
                                                                       --------------------------------------------
                                                                         1998              1997              1996
                                                                       ---------        ---------         ---------
Net income                       As reported.........................  $   2,551        $   2,757         $   5,777
                                 Pro forma ..........................  $     580        $   1,464         $   5,266

Basic net income per share       As reported.........................  $     .30        $     .34         $     .83
                                 Pro forma...........................  $     .07        $     .18         $     .75

Diluted net income per share     As reported.........................  $     .29        $     .33         $     .75
                                 Pro forma...........................  $     .07        $     .17         $     .68


     Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during the years ended June 30, 1998, 1997 and 1996, risk-free interest rates of 5.77%, 6.63% and 5.95% for 1998, 1997 and 1996, respectively; a dividend yield of 0% for all three years; a weighted-average expected life of 3.4, 3.0 and 2.9 years for 1998, 1997 and 1996, respectively; and a volatility factor of the expected market price of the Company's common stock of .65, .69 and .69 for 1998, 1997 and 1996, respectively. The weighted average grant date fair value of options granted during 1998, 1997 and 1996 was $5.86, $3.26 and $5.19, respectively.

     Compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Sholes model with the following assumptions for these rights granted in 1998, 1997 and 1996: a dividend yield of 0% for all three years; expected life of 6 months for 1998 and 1997, and 4.5 months for 1996; expected volatility of .65, .69 and .69 for 1998, 1997 and 1996, respectively; and a risk-free interest rate of 5.59%, 5.27% and 5.05% for 1998, 1997 and 1996, respectively. The weighted average fair market value of the purchase rights granted in 1998, 1997 and 1996 was $2.90, $3.45 and $3.07, respectively.

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

6.  Employee Savings and Investment Plan

     In May 1988, the Company adopted a 401(k) savings and investment plan in which employees are eligible to participate. In 1998 and 1997, the Company matched the employee's contribution at a rate of $.50 per dollar, to a maximum of $19.23 per person, per week. Through June 30, 1996, the Company matched the employee's contribution at a rate of $.25 per dollar, to a maximum of $12 per person, per week. The Company's matching contributions were $252,000, $235,000 and $133,000 in 1998, 1997 and 1996, respectively.

7.  Income Taxes

     The provision for income taxes consists of the following:

       (in thousands)                                                              Year Ended June 30,
                                                                       -----------------------------------------
                                                                         1998              1997             1996
                                                                       ---------        ---------         ------
       Current:
           Federal.................................................    $   2,852        $   1,029         $   1,545
           State...................................................          363              187               585
           Foreign.................................................          330              187               250
                                                                       ---------        ---------         ---------
       Total current...............................................        3,545            1,403             2,380
       Deferred:
           Federal.................................................       (1,580)             (78)           (1,160)
           State...................................................         (264)             (16)              (40)
                                                                       ----------        --------         ---------
       Total deferred..............................................       (1,844)             (94)           (1,200)
                                                                       ----------       ---------         ---------
       Provision for income taxes..................................    $   1,701        $   1,309         $   1,180
                                                                       =========        =========         =========

                                                                                                            Page 28

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before provision for income taxes is explained below:

     (in thousands)                                Year Ended June 30,
                                             -----------------------------
                                              1998       1997       1996
                                             -------    -------    -------
     Tax at federal statutory rate .......   $ 1,446    $ 1,382    $ 2,366
     Tax benefits of net operating loss
       carryforward utilization ..........      --         --       (1,149)
     Adjustment of valuation allowance ...      --         --         (805)
     State taxes, net of federal benefit .        33        113        360
     Foreign taxes .......................       218        132        173
     Tax credits .........................      (180)      (373)      --
     Other ...............................       184         55        235
                                             -------    -------    -------
     Provision for income taxes ..........   $ 1,701    $ 1,309    $ 1,180
                                             =======    =======    =======


     Significant components of the Company's deferred tax assets and liabilities are as follows:

     (in thousands)                                         June 30,
                                                        ------------------
                                                         1998       1997
                                                        -------    -------
     Deferred tax assets:
       Net operating loss carryforwards .............   $   550    $   650
           Tax credit carryforwards .................       377        550
           Inventory valuation accounts .............     1,218        910
           Warranty reserves ........................       628        700
           Other accruals and reserves not currently
             deductible for tax purposes ............     2,648        750
           Other ....................................       229        206
                                                        -------    -------
       Total deferred tax assets ....................     5,650      3,766
       Valuation allowance ..........................      (927)      (784)
                                                        -------    -------
       Net deferred tax assets ......................     4,723      2,982
                                                        -------    -------

     Deferred tax liabilities:
           Foreign earnings .........................      (285)      (144)
           Intangible assets ........................      --         (244)
                                                        -------    -------
       Net deferred tax liabilities .................      (285)      (388)
                                                        -------    -------

     Total net deferred tax assets ..................   $ 4,438    $ 2,594
                                                        =======    =======


     The change in the valuation allowance was a net decrease of approximately $106,000 for 1997.

     At June 30, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.6 million, which if unused, will expire beginning in 2001. The Company also had credit carryforwards of approximately $375,000, which if unused, will expire beginning in 1999. Utilization of the net operating loss carryforwards and the deduction equivalent of approximately $375,000 of the tax credit carryforwards is limited to approximately $300,000 per year.

     For financial reporting purposes, a valuation allowance of $927,000 has been established to offset the deferred tax assets related to certain tax credits and net operating loss carryforwards.

     Pretax  income   (losses)  from  foreign   operations   was   approximately
($605,000), ($271,000) and $548,000 in 1998, 1997 and 1996, respectively.

                             ADEPT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  Net Income Per Share

    Net Income per share is calculated as follows:

    (in thousands, except per share amounts)         Year Ended June 30,
                                                   ------------------------
                                                    1998     1997     1996
                                                   ------   ------   ------
     Net income                                    $2,551   $2,757   $5,777
                                                   ------   ------   ------
     Basic:
       Weighted-average shares outstanding          8,455    8,062    7,003
                                                   ------   ------   ------
       Net income per share                        $  .30   $  .34   $  .83
                                                   ------   ------   ------
     Diluted:
       Weighted-average shares outstanding          8,455    8,062    7,003
       Effect of dilutive securities:
         Stock options                                468      380      733
                                                   ------   ------   ------
       Weighted-average shares outstanding          8,923    8,442    7,736
                                                   ------   ------   ------
       Net income per share                        $  .29   $  .33   $  .75
                                                   ------   ------   ------

     Stock options to purchase 463,054; 120,007 and 27,639 shares of common stock were outstanding during the years ended June 30, 1998, 1997 and 1996, respectively, but were not included in the calculations of diluted EPS because the option's exercise price was greater than the average market price of the Company's common shares during those years. The options that were antidilutive in 1998 may be dilutive in future years' calculations as they were still outstanding at June 30, 1998.

9.  Industry and Geographic Information

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

       (in thousands)                              Year Ended June 30,
                                             -----------------------------
                                              1998        1997       1996
                                             -----       -----       -----
     United States ....................       59.5%       64.2%       60.6%
     International:
         Europe .......................       35.3        30.1        31.7
         Other international ..........        5.2         5.7         7.7
                                             -----       -----       -----
                                             100.0%      100.0%      100.0%
                                             =====       =====       =====

     Foreign operations' net revenues have constituted less than 10% of consolidated net revenue to date. Identifiable assets in Europe and Asia contributed approximately 11% and 9% to the consolidated total assets at both June 30, 1998 and 1997, respectively.

     The Company had export sales of approximately 30%, 26% and 29% of net revenues in 1998, 1997 and 1996, respectively. Approximately 90%, 86% and 79% of the export sales were to Europe in 1998, 1997 and 1996, respectively. The balance of export sales was primarily to Asia and Canada in each of the three years.

                                                                         Page 30